UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT REPORT AT SEPTEMBER 30, 2017

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start of the direction and coordination by Vivendi S.A..

On September 13, 2017, Consob communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and pursuant to Article 93 of the Consolidated Law on Finance, as well as the related party rules”.

The Interim Management Report has therefore been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to direction and coordination.

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

CONTENTS

INTERIM MANAGEMENT REPORT AT SEPTEMBER 30, 2017

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • South American subsidiaries • North American subsidiaries • European subsidiaries

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações (now TIM S.A.), Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • TIM S.A. (formerly Intelig Telecom. Ltda) • Tim Celular S.A.

Interim Management Report at September 30, 2017	The TIM Group	4

BOARD OF DIRECTORS

Chairman	Arnaud Roy de Puyfontaine

Deputy Chairman	Giuseppe Recchi

Chief Executive Officer and General Manager	Amos Genish

Directors

Camilla Antonini (independent)

Franco Bernabè (independent)

Ferruccio Borsani (independent)

Lucia Calvosa (independent)

Francesca Cornelli (independent)

Frédéric Crépin

Dario Frigerio (independent)

Félicité Herzog (independent)

Anna Jones (independent)

Marella Moretti (independent)

Hervé Philippe

Danilo Vivarelli (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Gabriella Chersicla
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo
Piera Vitali
Riccardo Schioppo

Interim Management Report at September 30, 2017	Board of Directors and Board of Statutory Auditors of TIM S.p.A.	5

HIGHLIGHTS - FIRST NINE MONTHS OF 2017

In terms of economic and financial performance for the first nine months of 2017:

•	Consolidated revenues amounted to 14.7 billion euros, up 5.3% on the first nine months of 2016 (+2.7% in organic terms). The figure for the third quarter of 2017 was up 1.3% (+1.8% in organic terms).

•	EBITDA amounted to 6.2 billion euros, up 5.7% on the first nine months of 2016 (+3.8% in organic terms). The organic EBITDA margin stood at 42.3%, up 0.4 percentage points on the first nine months of 2016. EBITDA for the first nine months of 2017 was pulled lower by a total of 222 million euros in non-recurring expenses (155 million euros in the first nine months of 2016, at constant exchange rates), without which the organic change in EBITDA would have been +4.8%, with an EBITDA margin of 43.8%, up 0.8 percentage points compared to the first nine months of 2016.

EBITDA for the third quarter of 2017 amounted to 2 billion euros, down 2.5% on the third quarter of 2016. In organic terms, and without the impact of the above-mentioned non-recurring expenses, the change would have been an increase of 0.7%.

•	Operating profit (EBIT) came to 2.8 billion euros, up 2.4% on the first nine months of 2016 (+1.5% in organic terms), pulled down by non-recurring net expenses of 252 million euros (144 million euros in the first nine months of 2016, at constant exchange rates), without which the organic change in EBIT would have been +5.1%.

EBIT for the third quarter of 2017 amounted to around 1 billion euros, down 10.9% on the third quarter of 2016. In organic terms and without non-recurring net expenses, the decrease from the third quarter of 2016 would have been -2.1%.

•	The Profit for the period attributable to Owners of the Parent amounted to 1 billion euros (1.5 billion euros in the first nine months of 2016). On a like-for-like basis – i.e. without including the impact of non-recurring net expenses and, in the first nine months of 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond converted into TIM shares at the end of 2016 – the profit for the first nine months of 2017 would have been almost 100 million euros higher than the figure for the same period of 2016.

•	Capital expenditures for the first nine months of 2017 amounted to 3,881 million euros (3,107 million euros in the first nine months of 2016) and included the outlay of 630 million euros for the renewal of the user rights for the 900 and 1800 MHz frequencies by the Domestic Business Unit. The Company has continued to implement selective capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, while driving Ultra Broadband coverage, which has led to a 46% increase in the related capital expenditure.

•	Adjusted net financial debt amounted to 26,228 million euros at September 30, 2017, up 1,109 million euros on December 31, 2016 (25,119 million euros). The increase was essentially due to the payments of 630 million euros made by TIM S.p.A. for the renewal of the user rights for the mobile telephone frequencies and of 257 million euros made by the Brazil Business Unit to the consortium that is carrying out the cleanup of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014, as well as the payment of dividends of 219 million euros. The positive performance of business operations ensured full coverage of the requirements resulting from the payment of the income tax expense.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	6

Financial highlights

		3rd Quarter	3rd Quarter	9 months to	9 months to	% Change
		2017	2016	9/30/2017	9/30/2016	Reported		Organic
(millions of euros)				(a)	(b)	(a/b)
Revenues		4,907	4,843	14,679	13,939	5.3		2.7

EBITDA	(1)	2,099	2,152	6,213	5,878	5.7		3.8

EBITDA Margin		42.8%	44.4%	42.3%	42.2%	0.1pp

Organic EBITDA Margin		42.8%	44.6%	42.3%	41.9%	0.4pp

EBIT	(1)	963	1,081	2,834	2,768	2.4		1.5

EBIT Margin		19.6%	22.3%	19.3%	19.9%	(0.6	)pp

Organic EBIT Margin		19.6%	22.4%	19.3%	19.5%	(0.2	)pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	—	—	47

Profit (loss) for the period attributable to owners of the Parent		437	477	1,033	1,495	(30.9)

Capital expenditures (CAPEX)		1,825	1,124	3,881	3,107	24.9

				9/30/2017	12/31/2016	Change Amount
Adjusted net financial debt	(1)			26,228	25,119	1,109

(1)	Details are provided under “Alternative Performance Measures”.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	7

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues for the first nine months of 2017 amounted to 14,679 million euros, up 5.3% on the first nine months of 2016 (13,939 million euros). The increase of 740 million euros was mainly attributable to the Domestic Business Unit (276 million euros) and the Brazil Business Unit (467 million euros, included a positive exchange rate effect of 353 million euros).

In terms of organic change, consolidated revenues rose by 2.7% (+386 million euros), and were calculated as follows:

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED REVENUES	14,679	13,939	740	5.3

Foreign currency financial statements translation effect		354	(354)

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	14,679	14,293	386	2.7

Exchange rate fluctuations(1) were essentially attributable to the Brazil Business Unit. There were no material changes in the scope of consolidation(2).

The breakdown of revenues by operating segment is the following:

(millions of euros)	9 months to 9/30/2017		9 months to 9/30/2016		Change
		% of total		% of total	amount	%	% organic
Domestic	11,312	77.1	11,036	79.2	276	2.5	2.5
Core Domestic	10,500	71.5	10,239	73.5	261	2.5	2.5

International Wholesale	995	6.8	1,003	7.2	(8)	(0.8)	(0.9)

Brazil	3,389	23.1	2,922	21.0	467	16.0	3.5

Other Operations	—	—	10	0.1	(10)

Adjustments and eliminations	(22)	(0.2)	(29)	(0.3)	7

Consolidated Total	14,679	100.0	13,939	100.0	740	5.3	2.7

EBITDA

EBITDA totaled 6,213 million euros (5,878 million euros in the first nine months of 2016), up 335 million euros (+5.7%) compared to the first nine months of 2016; the EBITDA margin was 42.3% (42.2% in the first nine months of 2016; +0.1 percentage points).

Organic EBITDA was up 226 million euros (+3.8%) compared to the first nine months of 2016; the organic EBITDA margin was up 0.4 percentage points, from 41.9% for the first nine months of 2016 to 42.3% for the first nine months of 2017.

The TIM Group recorded non-recurring operating expenses of 222 million euros for the first nine months of 2017 (155 million euros for the first nine months of 2016, at constant exchange rates). These expenses are connected to events and transactions that by their nature do not occur continuously in the normal course of operations, and have been shown because their amount is significant. They essentially consist of expenses from corporate restructuring and reorganization processes, disputes, and business transactions.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were, for the US dollar, 1.11340 in the first nine months of 2017 and 1.11603 in the first nine months of 2016. For the Brazilian real the average exchange rates used were 3.53378 in the first nine months of 2017 and 3.96106 in the first nine months of 2016. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	8

Without these expenses, the organic change in EBITDA would have been +4.8%, with an EBITDA margin of 43.8%, up 0.8 percentage points on the first nine months of 2016. Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report at September 30, 2017 of the TIM Group.

Organic EBITDA is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2017	9/30/2016	amount	%
REPORTED EBITDA	6,213	5,878	335	5.7

Foreign currency financial statements translation effect		109	(109)

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	6,213	5,987	226	3.8

of which non-recurring income/(expenses)	(222)	(153)	(69)

Foreign currency non-recurring income/(expenses) translation effect		(2)	2

ORGANIC EBITDA excluding non-recurring component	6,435	6,142	293	4.8

Exchange rate fluctuations related to the Brazil Business Unit.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

	9 months to 9/30/2017		9 months to 9/30/2016		Change
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic	5,055	81.4	4,995	85.0	60	1.2		1.2
EBITDA Margin	44.7		45.3			(0.6	)pp	(0.6	)pp

Brazil	1,170	18.8	900	15.3	270	30.0		16.0
EBITDA Margin	34.5		30.8			3.7	pp	3.7	pp

Other Operations	(12)	(0.2)	(15)	(0.3)	3

Adjustments and eliminations	—	—	(2)	—	2

Consolidated Total	6,213	100.0	5,878	100.0	335	5.7		3.8

EBITDA Margin	42.3		42.2			0.1	pp	0.4	pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (6,181 million euros; 5,710 million euros in the first nine months of 2016).

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Acquisition of goods	1,312	1,109	203

Revenues due to other TLC operators and interconnection costs	1,524	1,505	19

Commercial and advertising costs	1,043	894	149

Power, maintenance and outsourced services	937	912	25

Rent and leases	560	520	40

Other service expenses	805	770	35

Total acquisition of goods and services	6,181	5,710	471

% of Revenues	42.1	41.0	1.1	pp

The overall increase in Acquisition of goods and services included an exchange rate effect of 183 million euros relating to the Brazil Business Unit, without which this item would have shown an increase of 288 million euros.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	9

•	Employee benefits expenses (2,203 million euros; 2,303 million euros in the first nine months of 2016).

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Employee benefits expenses - Italy	1,924	2,035	(111)

Ordinary employee expenses and costs	1,905	1,921	(16)

Restructuring and other expenses	19	114	(95)

Employee benefits expenses - Outside Italy	279	268	11

Ordinary employee expenses and costs	279	254	25

Restructuring and other expenses	—	14	(14)

Total employee benefits expenses	2,203	2,303	(100)

% of Revenues	15.0	16.5	(1.5	)pp

The main factors that drove the decrease of 100 million euros were:

•	a decrease of 16 million euros in the Italian component of ordinary employee expenses as a result of the reduction in the average salaried workforce (-1,537 people); in the first nine months of 2016, following the failure to achieve the conditions for the payment of the Results Bonus to employees, there was also a reversal of 66 million euros of the related accrual made in the 2015 financial statements;

•	the recognition of non-recurring expenses (provisions to Employee benefits and sundry expenses) totaling 19 million euros, broken down as follows: 8 million euros essentially related to the amounts for the aggregation of INPS positions, following the requests made by employees of the Parent and Telecom Italia Sparkle for the application of Article 4 of the “Fornero Law”; 3 million euros for the companies Telecontact and INWIT, which signed agreements in May and June 2017 for the application of those rules; 8 million euros for the settlement agreements with executives signed by the Parent.

In the first nine months of 2016, provisions were made for non-recurring expenses following the application of Article 4 of the “Fornero Law” to executive and non-executive personnel and of the managerial restructuring plan, for a total of 114 million euros, (of which 76 million euros for the Parent and 38 million euros for Olivetti and TI Information Technology, later merged into TIM S.p.A.);

•	the increase for the component outside Italy of employee benefits expenses resulting from the balance of the exchange rate effect (essentially related to the Brazil Business Unit and which resulted in higher costs of around 30 million euros) and the lower cost, on one hand, related to the reduction in the average workforce by 1,744 average employees and, on the other hand, by the absence of the restructuring expenses that were present in the first nine months of 2016.

•	Other income (316 million euros; 165 million euros in the first nine months of 2016).

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Late payment fees charged for telephone services	45	41	4

Recovery of employee benefit expenses, purchases and services rendered	16	26	(10)

Capital and operating grants	35	23	12

Damage compensation, penalties and sundry recoveries	29	17	12

Partnership agreements	76	9	67

Other	115	49	66

Total	316	165	151

Other income consisted of the impacts of contribution fees resulting from partnership agreements signed with leading technology suppliers. These agreements are aimed at developing the collaboration between the parties, in order to strengthen and stabilize the business and industrial relationship over time, to actively contribute to TIM’s marketing plan for the development and use of several strategic services in Italy and in Brazil. This item also includes some insurance indemnities and adjustments of amounts payable to customers for unused prepaid traffic.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	10

•	Other operating expenses (933 million euros; 757 million euros in the first nine months of 2016).

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Write-downs and expenses in connection with credit management	265	242	23

Provision charges	239	100	139

TLC operating fees and charges	269	268	1

Indirect duties and taxes	88	76	12

Penalties, settlement compensation and administrative fines	20	27	(7)

Association dues and fees, donations, scholarships and traineeships	11	12	(1)

Other	41	32	9

Total	933	757	176

The overall increase in Other operating expenses included an exchange rate effect of 43 million euros relating to the Brazil Business Unit, without which this item would have shown an increase of 133 million euros.

At September 30, 2017, this item included non-recurring expenses of 199 million euros (25 million euros at September 30, 2016) attributable to the Domestic Business Unit.

Depreciation and amortization

Details are as follows:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Amortization of intangible assets with a finite useful life	1,349	1,283	66

Depreciation of property, plant and equipment – owned and leased	2,009	1,833	176

Total	3,358	3,116	242

Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets amounted to 30 million euros in the first nine months of 2017 (8 million euros in the first nine months of 2016) and mainly related to the impairment loss on non-current intangible assets.

With regard to goodwill, in accordance with IAS 36 it is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may suggest impairment.

At September 30, 2017, no external or internal events were identified for the Brazil Business Unit giving reason to believe a new impairment test was required.

For the Domestic Business Unit, there was a negative difference between Market Capitalization and Equity in a general situation showing highly dynamic regulatory and competitive conditions; in any case the performance for the first nine months of the year is positive and in line with the plan forecasts.

As a consequence the management has decided to confirm the goodwill allocated to the individual cash generating unit and to update the impairment tests at the time of the 2017 annual financial statements.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	11

EBIT

EBIT totaled 2,834 million euros (2,768 million euros in the first nine months of 2016), up 66 million euros (+2.4%) compared to the first nine months of 2016; the EBIT margin was 19.3% (19.9% in the first nine months of 2016; -0.6 percentage points).

Organic EBIT was up 41 million euros (+1.5%), with an organic EBIT margin of 19.3% (19.5% in the first nine months of 2016).

EBIT for the first nine months of 2017 reflected the negative impact of non-recurring net expenses, included impairment loss of assets, totaling 252 million euros (144 million euros in the first nine months of 2016). Without these expenses, the organic change in EBIT would have been a positive 149 million euros (+5.1%), with an EBIT margin of 21.0%, up 0.5 percentage points on the first nine months of 2016.

Organic EBIT is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2017	9/30/2016	amount	%
REPORTED EBIT	2,834	2,768	66	2.4

Foreign currency financial statements translation effect		25	(25)

Changes in the scope of consolidation		—	—

ORGANIC EBIT	2,834	2,793	41	1.5

of which non-recurring income/(expenses)	(252)	(144)	(108)

foreign currency non-recurring income/(expenses) translation effect		—	—

ORGANIC EBIT excluding non-recurring component	3,086	2,937	149	5.1

Exchange rate fluctuations related to the Brazil Business Unit.

Income/(expenses) from investments

In the first nine months of 2017, this item amounted to an expense of 18 million euros (income of 6 million euros for the first nine months of 2016) and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., whose liquidation has now been completed.

Finance income (expenses), net

Finance income (expenses) showed an increase in net expenses of 616 million euros, from 510 million euros for the first nine months of 2016 to 1,126 million euros for the first nine months of 2017.

The figure for the first nine months of 2017 reflected:

•	the absence of the positive impact, of 611 million euros, relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros and converted in November 2016 (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•	the effects of the changes in several non-monetary items – of a valuation and accounting nature, linked in particular to derivative instruments;

•	lower finance expenses due to the reduction in the Group’s debt exposure and in interest rates.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	12

Income tax expense

Income tax expense amounted to 559 million euros, down 140 million euros on the first nine months of 2016 (699 million euros), essentially due to the lower taxable base of the Parent TIM S.p.A., which was offset by a provision of 37 million euros for the Telecom Italia Sparkle dispute.

PROFIT (LOSS) FOR THE PERIOD

This item was broken down as follows:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Profit (loss) for the period	1,130	1,610

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,033	1,498

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(3)

Profit (loss) for the period attributable to owners of the Parent	1,033	1,495

Non-controlling interests:
Profit (loss) from continuing operations	97	65

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	50

Profit (loss) for the period attributable to non-controlling interests	97	115

Profit for the first nine months of 2017 attributable to the Owners of Parent amounted to 1,033 million euros (1,495 million euros in the first nine months of 2016) and was impacted by non-recurring net expenses of 233 million euros. On a comparable basis – i.e. without including the non-recurring items and, in the first nine months of 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond – the Profit attributable to the Owners of the Parent for the first nine months of 2017 would have been almost 100 million euros higher than the figure for the same period of the previous year.

Interim Management Report at September 30, 2017	Consolidated Operating Performance	13

CONSOLIDATED OPERATING PERFORMANCE FOR THE THIRD QUARTER OF 2017

			Change
(millions of euros)	3rd Quarter 2017	3rd Quarter 2016	amount		%	% organic
Revenues	4,907	4,843	64		1.3	1.8

EBITDA	2,099	2,152	(53)		(2.5)	(2.3)

EBITDA Margin	42.8%	44.4%	(1.6	)pp

Organic EBITDA Margin	42.8%	44.6%	(1.8	)pp

EBIT	963	1,081	(118)		(10.9)	(10.9)

EBIT Margin	19.6%	22.3%	(2.7	)pp

Organic EBIT Margin	19.6%	22.4%	(2.8	)pp

Profit (loss) before tax from continuing operations	578	715	(137)		(19.2)

Profit (loss) from continuing operations	476	505	(29)		(5.7)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—		—

Profit (loss) for the period	476	505	(29)		(5.7)

Profit (loss) for the period attributable to owners of the Parent	437	477	(40)		(8.4)

Herewith some detailed information on the management trend of each one of the 2017 quarters, compared with those of 2016. Please note that in this Report, certain Organic “like for like” reconstructions are supplied, which are purely operative in nature and aim to allow for a better explanation of the business performance in the current period, sterilizing effects of non-linear or non-recurrent expression in the current or comparative period. This information should not be considered as given in lieu of the economic-financial information of which a reclassification is supplied, is not subject to auditing and is produced for explanatory purposes only. Such above-mentioned items exclusively pertain to the Domestic market.

(millions of euros)	I Quarter		II Quarter		III Quarter
Total Revenues	2017	2016	2017	2016	2017	2016
REPORTED	+8.5%	-12.1%	+6.4%	-7.7%	+1.3%	+1.4%
ORGANIC excluding non recurring component	+2.6%	-5.6%	+3.7%	-4.3%	+1.8%	-1.2%

ORGANIC LIKE for LIKE	+1.3%	-5.6%	+3.0%	-4.8%	+3.9%	-3.8%

Service Revenues
REPORTED	+6.4%	-10.4%	+4.4%	-6.1%	+1.6%	+0.9%
ORGANIC excluding non recurring component	+0.6%	-4.2%	+1.8%	-2.7%	+2.0%	-1.3%

ORGANIC LIKE for LIKE	+0.6%	-4.2%	+2.4%	-3.3%	+3.1%	-1.9%

Ebitda
REPORTED	+16.2%	-15.8%	+5.5%	+25.4%	-2.5%	+8.5%
ORGANIC excluding non recurring component	+8.1%	-7.5%	+6.1%	+4.0%	+0.7%	+6.6%

ORGANIC LIKE for LIKE	+5.0%	-7.4%	+7.3%	-1.3%	+6.5%	0.9%

The calculation of “Like for Like” is presented in the chapter “Consolidated Financial Statement – TIM Group”.

Interim Management Report at September 30, 2017	Consolidated Operating Performance for the Third Quarter of 2017	14

Revenues

Consolidated revenues for the third quarter of 2017 increased by 64 million euros compared to the third quarter of 2016 (+1.3%); in organic terms, the percentage change, without the exchange rate effect for the Brazil Business Unit, was +1.8%.

EBITDA

EBITDA for the third quarter of 2017 amounted to 2,099 million euros, down 53 million euros (-2.5%) on the same period of the previous year (2,152 million euros). The EBITDA margin came to 42.8% (44.4% in the third quarter of 2016).

In organic terms, and without non-recurring expenses (127 million euros in the third quarter of 2017 and 62 million euros in the same period of 2016), the change would have been an increase of +0.7%, with an EBITDA margin of 45.4% (45.9% in the third quarter of 2016). The Domestic Business Unit, again in organic terms and without the non-recurring expenses, posted an EBITDA margin of 47.7%.

EBIT

Consolidated EBIT for the third quarter of 2017 totaled 963 million euros (1,081 million euros in the third quarter of 2016), down 10.9% on the third quarter of 2016; the EBIT margin was 19.6% (22.3% in the third quarter of 2016).

In organic terms, and without non-recurring net expenses (156 million euros in the third quarter of 2017 and 62 million euros in the same period of 2016), the decrease compared to the third quarter of 2016 would have been -2.1%, with an EBIT margin of 22.8% (23.7 in the third quarter of 2016).

Profit (loss) for the period attributable to owners of the Parent

The profit for the third quarter of 2017 attributable to owners of the Parent amounted to 437 million euros (477 million euros at September 30, 2016).

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FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)	(c/d)	organic (c/d)
Revenues	3,818	3,789	11,312	11,036	0.8	2.5	2.5

EBITDA	1,694	1,811	5,055	4,995	(6.5)	1.2	1.2

EBITDA Margin	44.4	47.8	44.7	45.3	(3.4)pp	(0.6)pp	(0.6)pp

EBIT	822	994	2,507	2,575	(17.3)	(2.6)	(2.6)

EBIT Margin	21.5	26.2	22.2	23.3	(4.7)pp	(1.1)pp	(1.1)pp

Headcount at period end (number)			50,488	(1)51,280		(1.5)

(1)	Headcount at December 31, 2016.

Fixed

	9/30/2017	12/31/2016	9/30/2016
Physical accesses at period end (thousands) (1)	19,029	18,963	18,968

of which retail physical accesses at period end (thousands)	11,137	11,285	11,368

Broadband accesses at period end (thousands) (2)	9,872	9,206	9,042

of which Retail broadband accesses at period end (thousands)	7,559	7,191	7,123

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.4	114.4	115.6

access and carrier network in optical fiber (millions of km - fiber)	13.7	12.6	12.3

Total traffic:
Minutes of traffic on fixed-line network (billions):	47.9	69.1	52.1

Domestic traffic	37.9	55.6	41.7

International traffic	10.0	13.5	10.4

Broadband volumes (PBytes) (3)	5,625	5,774	4,112

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.
(3)	DownStream and UpStream traffic volumes.

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Mobile

	9/30/2017	12/31/2016	9/30/2016
Lines at period end (thousands) (1)	30,285	29,617	29,549

Change in lines (%)	2.3	(1.3)	(1.5)

Churn rate (%) (2)	19.8	22.8	16.8

Total traffic:

Outgoing retail traffic (billions of minutes)	37.2	44.9	33.3

Incoming and outgoing retail traffic (billions of minutes)	56.9	69.6	51.5

Browsing Traffic (PBytes) (3)	294.6	258.5	187.4

Average monthly revenues per line (in euros) (4)	12.4	12.4	12.2

(1)	the figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Herewith some detailed information on the management trend of each one of the 2017 quarters, compared with those of 2016. Please note that in this Report, certain Organic “like for like” reconstructions are supplied, which are purely operative in nature and aim to allow for a better explanation of the business performance in the current period, sterilizing effects of non-linear or non-recurrent expression in the current or comparative period. This information should not be considered as given in lieu of the economic-financial information of which a reclassification is supplied, is not subject to auditing and is produced for explanatory purposes only. Such above-mentioned items exclusively pertain to the Domestic market.

(millions of euros)	I Quarter		II Quarter		III Quarter
Total Revenues	2017	2016	2017	2016	2017	2016
REPORTED	+2.8%	-2.3%	+4.0%	-1.2%	+0.8%	+1.0%
ORGANIC excluding non recurring component	+2.7%	-2.3%	+3.9%	-1.1%	+0.9%	+1.0%

ORGANIC LIKE for LIKE	+1.0%	-2.3%	+3.0%	-1.8%	+3.6%	-2.5%

Service Revenues
REPORTED	-0.3%	-2.4%	+0.9%	-1.1%	+0.7%	-0.4%
ORGANIC excluding non recurring component	-0.4%	-2.5%	+0.8%	-1.0%	+0.8%	-0.4%

ORGANIC LIKE for LIKE	-0.4%	-2.5%	+1.6%	-1.7%	+2.2%	-1.3%

Ebitda
REPORTED	+11.0%	-9.3%	+1.0%	+39.4%	-6.5%	+7.9%
ORGANIC excluding non recurring component	+7.6%	-5.2%	+4.1%	+6.9%	-2.4%	+7.8%

ORGANIC LIKE for LIKE	+3.8%	-5.1%	+5.4%	0.6%	+4.3%	0.8%

The calculation of “Like for Like” is presented in the chapter “Consolidated Financial Statement – TIM Group”.

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Revenues

Revenues for the first nine months of 2017 came to 11,312 million euros and were up by 276 million euros (+2.5%) on the same period of 2016, continuing the trend of recovery that began in the previous year. Despite showing growth with respect to the same period of 2016 (+0.8%), there was a slowdown in the third quarter, due to the introduction of the new EU roaming rules in mid-June, which pulled down revenues, as well as non-recurring events in the Wholesale segment that positively affected the figures for the third quarter of 2016.

Revenues from services amounted to 10,393 million euros, showing a growth of 47 million euros on the first nine months of 2016 (+0.5%), which also continued in the third quarter (+0.7%), despite the already mentioned impact of the introduction of the new EU roaming rules. This improvement was driven by the growth in the Mobile and Fixed Broadband customer base, as well as the increase in ARPU levels (thanks to the higher adoption of Fiber and LTE ultrabroadband connectivity services, and digital and ICT services), also accompanied by higher sales volumes for connected devices (Smartphones, SmartTVs, SmartHomes, Modems, etc.).

In detail:

•	Fixed market service revenues totaled 7,428 million euros, still slightly down on the first nine months of 2016 (-43 million euros, -0.6%), but continuing the recovery and stabilization seen in the last two quarters of 2017 (third quarter -0.1%, second quarter +0.8%, and first quarter -2.4%). The continued growth in revenues from innovative services for data connectivity (+199 million euros, +14.5%), driven by the growth in ultrabroadband customers - which increased by 889 thousand in the period, bringing the number of retail accesses to over 1.7 million and the total number of accesses to over 2.5 million - was offset by the fall in revenues from traditional voice services (-212 million euros as a result of the reduction in traditional accesses), and the consequent reduction in the regulated prices for some wholesale services (-47 million euros). It is also noted the increase of the revenues from ICT services (+40 million euros, +9.1%);

•	Mobile market service revenues totaled 3,430 million euros, up 70 million euros on the same period of the previous year (+2.1%). This increase was driven by the strong competitive performance, which resulted in recovery of market share and growth in the customer base without affecting ARPU levels. Despite the already mentioned impact of the new EU roaming rules, the third quarter of 2017 continued the trend of growth with a historical series of stable positive performance (+1.6% in the third quarter, +2.5% in the second quarter, and +2.2% in the first quarter).

Revenues from product sales, including the change in work in progress, amounted to 919 million euros in the first nine months of 2017 (+229 million euros compared to the same period of 2016) and reflected the steady increase in sales of smartphones and other connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

EBITDA

EBITDA for the Domestic Business Unit totaled 5,055 million euros for the first nine months of 2017, up 60 million euros on the same period of 2016 (+1.2%), with an EBITDA margin of 44.7% (-0.6 percentage points compared to the same period of previous year). The first nine months of 2017 reflected the negative impact of non-recurring expenses totaling 221 million euros (139 million euros for the same period of the previous year), relating to costs resulting from corporate restructuring and reorganization processes, disputes and business transactions.

Without these expenses, the organic change in EBITDA would have been +2.8%, with an EBITDA margin of 46.6%, up 0.1 percentage points on the same period of 2016.

The EBITDA performance, in addition to the improvement in sales earnings and the revenue performance, also reflected the positive impacts of the cost cutting program, which started to have an effect from the second quarter of 2016, with resources focused on marketing to support sales initiatives and customer management, with a consequent reduction in industrial and general operating costs.

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Organic EBITDA is calculated as follows:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
			amount	%
REPORTED EBITDA	5,055	4,995	60	1.2

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	5,055	4,995	60	1.2

of which non-recurring income/(expenses)	(221)	(139)	(82)

ORGANIC EBITDA excluding non-recurring component	5,276	5,134	142	2.8

Other income amounted to 284 million euros, up 136 million euros on the first nine months of 2016. This item includes contribution fees resulting from partnership agreements, insurance indemnities and adjustments of amounts payable to customers already discussed in relation to the consolidated operating performance.

The changes in the main cost items are shown below:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30 2016	Change
Acquisition of goods and services	4,518	4,210	308

Employee benefits expenses	1,937	2,046	(109)

Other operating expenses	543	401	142

•	Acquisition of goods and services rose by 308 million euros compared to the same period of the previous year and was broken down as follows:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Acquisition of goods	1,136	906	230

Revenues due to other TLC operators and interconnection costs	1,173	1,144	29

Commercial and advertising costs	551	471	80

Power, maintenance and outsourced services	725	741	(16)

Rent and leases	316	336	(20)

Other service expenses	617	612	5

Total acquisition of goods and services	4,518	4,210	308

% of Revenues	39.9	38.1	1.8 pp

•	Employee benefits expenses amounted to 1,937 million euros, down 109 million euros, substantially due to the same factors that affected the Employee benefits expenses at Group level, details of which can be found in the relevant section;

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•	Other operating expenses, amounting to 543 million euros, were up 142 million euros.

The breakdown of the item is reported in the table below:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Write-downs and expenses in connection with credit management	197	189	8

Provision charges	181	45	136

TLC operating fees and charges	41	41	—

Indirect duties and taxes	70	71	(1)

Penalties, settlement compensation and administrative fines	20	27	(7)

Association dues and fees, donations, scholarships and traineeships	10	11	(1)

Other	24	17	7

Total	543	401	142

EBIT

EBIT of the Domestic Business Unit for the first nine months of 2017 came to 2,507 million euros (2,575 million euros in the same period of 2016), down 68 million euros (-2.6%), with an EBIT margin of 22.2% (23.3% in the first half of 2016).

The first nine months of 2017 reflected the negative impact of non-recurring expenses totaling 251 million euros (139 million euros for the same period of the previous year), relating to costs resulting from corporate restructuring and reorganization processes, disputes and business transactions, as well as the impairment loss on non-current intangible assets.

Without these expenses, the organic change in EBIT would have been +1.6%, with an EBIT margin of 24.4%.

The EBIT performance reflected the increase in depreciation and amortization (+109 million euros), partially offset by the improvement in EBITDA described above.

Organic EBIT is calculated as follows:

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
			amount	%
REPORTED EBIT	2,507	2,575	(68)	(2.6)

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBIT	2,507	2,575	(68)	(2.6)

of which non-recurring income/(expenses)	(251)	(139)	(112)

ORGANIC EBIT excluding non-recurring component	2,758	2,714	44	1.6

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Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G, Persidera and Noverca.

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; it also includes the company Olivetti.

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services.

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

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Key results for the first nine months of 2017 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the same period of 2016.

Core Domestic

	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	3,535	3,503	10,500	10,239	0.9		2.5
Consumer	1,946	1,832	5,713	5,404	6.2		5.7
Business	1,118	1,096	3,398	3,296	2.0		3.1
Wholesale	424	507	1,258	1,370	(16.4)		(8.2)
Other	47	68	131	169	(30.9)		(22.5)
EBITDA	1,662	1,766	4,940	4,859	(5.9)		1.7
EBITDA Margin	47.0	50.4	47.0	47.5	(3.4	)pp	(0.5	)pp
EBIT	813	975	2,470	2,515	(16.6)		(1.8)
EBIT Margin	23.0	27.8	23.5	24.6	(4.8	)pp	(1.1	)pp
Headcount at period end (number) (*)			49,725	(1) 50,527			(1.6)

(1)	Headcount at December 31, 2016
(*)	Includes employees with temp work contracts: 0 employees at 9/30/2017 (1 employee at 12/31/2016).

In detail:

•	Consumer: revenues for the Consumer segment for the first nine months of 2017 amounted to a total of 5,713 million euros, an increase of 309 million euros compared to the same period of 2016 (+5.7%). This performance continued the trend of recovery that had already begun in the previous year.

In particular:

•	revenues from the Mobile business amounted to 2,836 million euros and showed growth compared to the first nine months of 2016 (+126 million euros, +4.7%), with revenues from services in particular up 80 million euros (+3.3% on the same period of 2016). This continued the improvement seen in the previous quarters (+6.0% in the third quarter, +4.1% in the second quarter and +3.9% in the first quarter) due to the progressive stabilization and improvement of market share and the steady growth in Internet mobile and digital services, which sustained the ARPU levels;

•	revenues for the Fixed-line segment amounted to 2,851 million euros, an increase of 191 million euros on the first nine months of 2016 (+7.2%), continuing the recovery already seen at the end of the previous year (+6.8% in the third quarter, +11.2% in the second quarter and +3.5% in the first quarter) thanks to the containment of line losses, the growth in the Broadband and Ultra broadband customer base (which offset the loss of voice only accesses), the increase in ARPU levels, and the strong performance of the sales of connected devices.

•	Business: revenues for the Business segment amounted to 3,398 million euros, up 102 million euros on the same period of 2016 (+3.1%).

In detail:

•	revenues from the Mobile business posted performance essentially in line with the first nine months of 2016 (-0.4%); specifically, the continuing decline in traditional mobile services (-9.4% compared to the same period of 2016, mainly related to the voice component) driven by the shift of customers (both private individuals and government agencies) towards formulas with lower ARPU, was fully offset by the positive performance of new digital services (+11.4% on the same period of the previous year);

•	revenues for the Fixed-line segment increased by 103 million euros (+4.2% on the first nine months of 2016) thanks to the steady increase in revenues from ICT services (+9.1%), which more than offset the reduction in prices and revenues from traditional services and the effects of the technological shift towards VoIP solutions.

•	Wholesale: revenues for the Wholesale segment in the first nine months of 2017 came to 1,258 million euros, down on the same period of 2016 (-112 million euros, -8.2%). This performance was

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due to the absence of the boosts received from the sale of infrastructure (cable ducts and dark fiber/Backbone) with other operators, which had a positive impact on the figures for the third quarter 2016, and to the end of the roaming agreement with H3G. The reduction in regulated prices, totaling -47 million euros, was more than offset by growth, particularly in the NGN segment (+55 million euros).

International Wholesale – Telecom Italia Sparkle group

	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	349	354	995	1,003	(1.4)		(0.8)		(0.9)

of which third party	296	300	845	839	(1.3)		0.7		0.6

EBITDA	35	48	124	145	(27.1)		(14.5)		(14.5)

EBITDA Margin	10.0	13.6	12.5	14.5	(3.6	)pp	(2.0	)pp	(1.9	)pp

EBIT	8	19	37	60	(57.9)		(38.3)		(38.3)

EBIT Margin	2.3	5.4	3.7	6.0	(3.1	)pp	(2.3	)pp	(2.3	)pp

Headcount at period end (number)(*)			763	(1) 753			1.3

(1)	Headcount at December 31, 2016
(*)	Includes employees with temp work contracts: 0 employees at 9/30/2017 (3 employees at 12/31/2016).

Revenues for the Telecom Italia Sparkle group – International Wholesale in the first nine months of 2017 totaled 995 million euros, substantially in line with the figure for the same period of 2016 (-8 million euros, -0.8%). This result was due to the decline in revenues from IP/Data services (-28 million euros, -12.2%), mainly attributable to the fall in revenues from the Mediterranean area as a result of the expiry of old long-term contracts, partially offset by the growth in revenues from Voice services (+18 million euros, +2.5%).

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BRAZIL

	(millions of euros)				(millions of reais)
	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	% Change
					(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	1,096	1,064	3,389	2,922	4,083	3,900	11,977	11,574	4.7		3.5

EBITDA	408	344	1,170	900	1,512	1,270	4,136	3,566	19.1		16.0

EBITDA Margin	37.0	32.6	34.5	30.8	37.0	32.6	34.5	30.8	4.4	pp	3.7	pp

EBIT	146	89	340	210	533	334	1,202	832	59.6		44.5

EBIT Margin	13.1	8.6	10.0	7.2	13.1	8.6	10.0	7.2	4.5	pp	2.8	pp

Headcount at period end (number)							9,393	(1) 9,849			(4.6)

(1) Headcount at December 31, 2016

	9/30/2017	9/30/2016
Lines at period end (thousands) (*)	59,390	(1) 63,418

MOU (minutes/month) (**)	108.1	117.7

ARPU (reais)	19.6	17.6

(1)	Number at December 2016.
(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first nine months of 2017 amounted to 11,977 million reais and were up 403 million reais (+3.5%) compared to the same period of the previous year. Revenues from services totaled 11,399 million reais, an increase of 521 million reais compared to 10,878 million reais for the first nine months of 2016 (+4.8%). These results confirm the continued improvement in the trend, with positive growth in the third quarter of 2017 both in total revenues (+4.7% compared to +3.2% for the second quarter 2017, +2.5% for the first quarter 2017, and -1.7% for the fourth quarter 2016) and in revenues from services (+5.9% compared to +5.0% for the second quarter of 2017, +3.5% for the first quarter of 2017, and -0.7% for the fourth quarter of 2016).

Mobile Average Revenue Per User (ARPU) for the first nine months of 2017 was 19.6 reais, up on the figure of 17.6 reais for the first nine months of 2016 (+11.4%), due to the general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines at September 30, 2017 was 59,390 thousand, representing a decrease of 4,028 thousand on December 31, 2016 (63,418 thousand), with a market share of 24.6% in September 2017 (26.0% at December 31, 2016). This reduction was entirely attributable to the prepaid segment (-5,918 thousand) and was only partially offset by the growth in the postpaid segment (+1,890 thousand), also as a result of the consolidation underway in the market for second SIM cards. Postpaid customers represented 28.2% of the customer base at September 30, 2017, up 4.7 percentage points on December 2016 (23.5%).

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Revenues from product sales came to 578 million reais (696 million reais in the first nine months of 2016; -17.0%). The reduction reflects the change in the commercial policy, which is now more focused on value rather than sales volume growth. The main goals of this strategy are to increase the purchasing of new handsets giving TIM customers access to broadband services on 3G/4G networks and to support the new loyalty offerings for higher-value postpaid customers.

EBITDA

EBITDA amounted to 4,136 million reais, up 570 million reais on the first nine months of 2016 (+16.0%). The growth in EBITDA was attributable to both the positive performance of revenues and the benefits from the projects to enhance the efficiency of the operating expenses structure, launched in the second half of 2016, with an improvement in the third quarter 2017 (+19.1% compared to +15.8% for the second quarter 2017, +12.6% for the first quarter 2017, and +5.8% for the fourth quarter 2016).

The EBITDA margin stood at 34.5%, 3.7 percentage points higher than in the first nine months of 2016.

You are also reminded that the employee benefits expenses for the first nine months of 2016 included non-recurring expenses for termination benefits of 56 million reais.

Even without the impact of these non-recurring expenses, EBITDA for the first nine months of 2017 showed an increase (+14.2%) compared to the first nine months of 2016, continuing the steady improvement seen in the third quarter 2017 (+17.0% compared to +15.7% for the second quarter 2017, +9.4% for the first quarter 2017, and +2.1% for the fourth quarter 2016).

The changes in the main cost items are shown below:

	(millions of euros)		(millions of reais)
	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,675	1,511	5,918	5,984	(66)

Employee benefits expenses	261	248	922	982	(60)

Other operating expenses	387	355	1,367	1,407	(40)

Change in inventories	7	(8)	26	(32)	58

EBIT

EBIT amounted to 1,202 million reais, up +370 million reais (+44.5%) on the first nine months of 2016 (832 million reais). This result benefited from the greater contribution from the EBITDA (+570 million reais), which was offset by higher depreciation (+169 million reais) related to the development of industrial infrastructure, and a lower impact of net gains on disposals of assets (-31 million reais), mainly attributable to the telecommunication towers transaction. In this regard, we note that the last partial sale of telecommunication towers to American Tower do Brasil took place in the second quarter of 2017. This transaction resulted in proceeds and an income effect of an immaterial amount.

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CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: this decreased by 92 million euros, from 29,612 million euros at the end of 2016 to 29,520 million euros at September 30, 2017 due to the negative variation in exchange rates for the Brazilian companies (1). Further details are provided in the Note “Goodwill” in the Condensed Consolidated Financial Statements at September 30, 2017 of the TIM Group.

•	Other intangible assets: increased by 172 million euros, from 6,951 million euros at the end of 2016 to 7,123 million euros at September 30, 2017, representing the balance of the following items:

•	capex (+1,635 million euros);

•	amortization charge for the period (-1,349 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 114 million euros).

•	Tangible assets: these decreased by 94 million euros, from 16,360 million euros at the end of 2016 to 16,266 million euros at September 30, 2017, representing the balance of the following items:

•	capex (+2,246 million euros);

•	changes in financial leasing contracts (+45 million euros);

•	depreciation charge for the period (-2,009 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 376 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 24,059 million euros (23,553 million euros at December 31, 2016), of which 21,781 million euros attributable to owners of the Parent (21,207 million euros at December 31, 2016) and 2,278 million euros attributable to non-controlling interests (2,346 million euros at December 31, 2016). In greater detail, the changes in equity were the following:

(millions of euros)	9/30/2017	12/31/2016
At the beginning of the period	23,553	21,333

Correction due to errors	—	(84)

At the beginning of the period revised	23,553	21,249

Total comprehensive income (loss) for the period	710	2,801

Dividends approved by:	(205)	(204)

TIM S.p.A.	(166)	(166)

Other Group companies	(39)	(38)

Issue of equity instruments	(6)	1

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	—	1,300

Disposal of the Sofora – Telecom Argentina group	—	(1,582)

Other changes	7	(12)

At the end of the period	24,059	23,553

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.74014 at September 30, 2017 and 3.43542 at December 31, 2016.

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	26

CASH FLOWS

Adjusted net financial debt stood at 26,228 million euros, up 1,109 million euros compared to December 31, 2016 (25,119 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt of the first nine months of 2017:

Change in adjusted net financial debt

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
EBITDA	6,213	5,878	335

Capital expenditures on an accrual basis	(3,881)	(3,107)	(774)

Change in net operating working capital:	(1,427)	(830)	(597)

Change in inventories	(64)	(71)	7

Change in trade receivables and net amounts due from customers on construction contracts	9	(31)	40

Change in trade payables (*)	(998)	(425)	(573)

Other changes in operating receivables/payables	(374)	(303)	(71)

Change in employee benefits	(34)	12	(46)

Change in operating provisions and Other changes	127	(45)	172

Net operating free cash flow	998	1,908	(910)

% of Revenues	6.8	13.7	(6.9	)pp

Sale of investments and other disposals flow	26	737	(711)

Share capital increases/reimbursements, including incidental costs	16	—	16

Financial investments flow	(1)	(11)	10

Dividends payment	(219)	(227)	8

Change in financial leasing contracts	(45)	(178)	133

Finance expenses, income taxes and other net non-operating requirements flow	(1,884)	(1,648)	(236)

Reduction/(Increase) in adjusted net financial debt from continuing operations	(1,109)	581	(1,690)

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	(38)	38

Reduction/(Increase) in adjusted net financial debt	(1,109)	543	(1,652)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for the first nine months of 2017 has been particularly impacted by the following:

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	27

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	9 months to 9/30/2017		9 months to 9/30/2016
(millions of euros)		% of total		% of total	Change
Domestic	3,177	81.9	2,398	77.2	779

Brazil	704	18.1	709	22.8	(5)

Other Operations	—	—	—	—	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,881	100.0	3,107	100.0	774

% of Revenues	26.4		22.3		4.1	pp

Capital expenditures in the first nine months of 2017 totaled 3,881 million euros, up 774 million euros on the first nine months of 2016. In particular:

•	The Domestic Business Unit posted capital expenditures of 3,177 million euros, an increase of 779 million euros compared to the first nine months of 2016. This increase was attributable to the innovation expenditure for infrastructure development (+386 million euros on the first nine months of 2016) and, in particular, it reflected the increase in capital expenditure for the development of next-generation networks and services, and the renewal of the user rights for the GSM frequencies (630 million euros). The decrease in other types of expenditure continued thanks to the selectivity and attention given to capital allocation choices based on strategic priorities and profit optimization.

•	The Brazil Business Unit recorded capital expenditures of 704 million euros in the first nine months of 2017, down 5 million euros on the first nine months of 2016. Without the positive impact of the exchange rate effect, which amounted to 85 million euros, the change was -90 million euros and mainly reflected the lower expenditure for renewals of TLC licenses (-42 million euros) and developments in Information Technology projects (-39 million euros), following the strong growth recorded in 2016 due to the launch of new commercial offers and the introduction of the new billing system. Capital expenditure in network infrastructure in the first nine months of 2017 amounted to 471 million euros (-11 million euros at constant exchange rates compared to the first nine months of 2016), and was mainly aimed at developing the 4G mobile broadband network, reaching 2,401 towns (+551 compared to the first half of 2017), with an urban population coverage rate of 85.8% (+6.0 percentage points compared to the first half of 2017).

Change in net operating working capital

The change in net operating working capital for the first nine months of 2017 was a decrease of 1,427 million euros (decrease of 830 million euros in the first nine months of 2016). In particular:

•	the change in inventories generated a negative impact of 64 million euros; the management of trade receivables had a positive impact of 9 million euros, also thanks to the performance of the Brazilian Real, which resulted in a positive exchange differential of 76 million euros, without which trade receivables would have shown a decrease of 68 million euros, connected to the increase in revenues;

•	the change in trade payables (-998 million euros) included a negative impact of around 87 million euros due to the performance of the Brazilian Real; it also included the payment of around 257 million euros made by the Brazil Business Unit to the consortium that is carrying out the cleanup of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014. The level of trade payables was also influenced by the seasonal peak in payments for bills payable;

Sale of investments and other disposals flow

This item had a positive balance of 26 million euros for the first nine months of 2017 and reflected the sale of non-current assets during the normal operating cycle (13 million euros) and the collection of a deferred portion of the price of a non-controlling interest sold in previous years (13 million euros).

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	28

In the first nine months of 2016, it was a positive figure of 737 million euros and essentially related to the sale of the Sofora – Telecom Argentina group that took place on March 8, 2016.

Financial investments flow

In the first nine months of 2017, this item amounted to 1 million euros.

In the first nine months of 2016 this item amounted to 11 million euros and mainly included around 6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., and around 3 million euros for the subscription of the capital increase in the company Northgate held as a non-controlling interest.

Change in leasing contracts

In the first nine months of 2017, this item amounted to 45 million euros.

In the first nine months of 2016, the change was equal to 178 million and related to TIM S.p.A..

Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Condensed Consolidated Financial Statements at September 30, 2017 of the TIM Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 1,884 million euros and mainly included the payment, during the first nine months of 2017, of net borrowing costs and income taxes, as well as the change in non-operating receivables and payables.

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	29

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	9/30/2017 (a)	12/31/2016 (b)	Change (a-b)
Non-current financial liabilities
Bonds	19,417	20,369	(952)

Amounts due to banks, other financial payables and liabilities	6,831	7,656	(825)

Finance lease liabilities	2,344	2,444	(100)

	28,592	30,469	(1,877)

Current financial liabilities (*)
Bonds	2,525	2,595	(70)

Amounts due to banks, other financial payables and liabilities	1,587	1,269	318

Finance lease liabilities	195	192	3

	4,307	4,056	251

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	32,899	34,525	(1,626)

Non-current financial assets
Securities other than investments	—	(1)	1

Financial receivables and other non-current financial assets	(1,916)	(2,697)	781

	(1,916)	(2,698)	782

Current financial assets
Securities other than investments	(1,043)	(1,519)	476

Financial receivables and other current financial assets	(463)	(389)	(74)

Cash and cash equivalents	(2,519)	(3,964)	1,445

	(4,025)	(5,872)	1,847

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(5,941)	(8,570)	2,629

Net financial debt carrying amount	26,958	25,955	1,003

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(730)	(836)	106

Adjusted net financial debt	26,228	25,119	1,109

Breakdown as follows:
Total adjusted gross financial debt	31,173	32,574	(1,401)

Total adjusted financial assets	(4,945)	(7,455)	2,510

(*) of which current portion of medium/long-term debt:
Bonds	2,525	2,595	(70)

Amounts due to banks, other financial payables and liabilities	913	670	243

Finance lease liabilities	195	192	3

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	30

financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in the first nine months of 2017 resulted in a positive effect on net financial debt at September 30, 2017 of 1,139 million euros (1,091 million euros at December 31, 2016).

Gross financial debt

Bonds

Bonds at September 30, 2017 were recognized for 21,942 million euros (22,964 million euros at December 31, 2016). Their nominal repayment amount was 21,475 million euros, down 942 million euros compared to December 31, 2016 (22,417 million euros).

Changes in bonds over the first nine months of 2017 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.
(2)	Net of buybacks by the Company of 372 million euros during 2015.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at September 30, 2017 was 203 million euros, up 2 million euros compared to December 31, 2016 (201 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2017:

(billions of euros)	9/30/2017		12/31/2016
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	31

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring February 2018 for 250 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.65 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 4.9%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Condensed Consolidated Financial Statements at September 30, 2017 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 10,562 million euros at September 30, 2017, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 3,562 million euros (5,483 million euros at December 31, 2016), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 2,519 million euros (3,964 million euros at December 31, 2016). The different technical forms used for the investment of liquidity as of September 30, 2017 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,043 million euros (1,519 million euros at December 31, 2016): These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 479 million euros of Italian treasury bonds purchased respectively by TIM S.p.A. (257 million euros) and Telecom Italia Finance S.A. (222 million euros) and 453 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	32

In the third quarter of 2017, the adjusted net financial debt increased by 1,124 million euros compared to June 30, 2017 (25,104 million euros): resources generated by the positive operating and financial performance only partially covered the requirements arising from income tax payments and the renewal of user rights for the mobile telephone frequencies.

(millions of euros)	9/30/2017 (a)	6/30/2017 (b)	Change (a-b)
Net financial debt carrying amount	26,958	25,728	1,230

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(730)	(624)	(106)

Adjusted net financial debt	26,228	25,104	1,124

Breakdown as follows:
Total adjusted gross financial debt	31,173	32,002	(829)

Total adjusted financial assets	(4,945)	(6,898)	1,953

Interim Management Report at September 30, 2017	Consolidated Financial Position and Cash Flows Performance	33

CONSOLIDATED FINANCIAL STATEMENTS – TIM GROUP

TIM prepares and publishes Interim Management Reports for the first and third quarter of each year on a voluntary basis.

The Interim Management Report at September 30, 2017 of the TIM Group includes the Condensed Consolidated Financial Statements at September 30, 2017, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, IAS 34 Interim Reports. The Condensed Consolidated Financial Statements at September 30, 2017 have not been audited.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2017 are the same as those adopted in the TIM Group Consolidated Financial Statements at December 31, 2016, to which reference can be made.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for 2017” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Management Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation during the first nine months of 2017.

The following changes in the scope of consolidation occurred during 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on December 28, 2016;

•	Noverca S.r.l. (Domestic Business Unit): On October 28, 2016 TIM S.p.A. acquired 100% of the company;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on July 28, 2016;

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which were subsequently merged by absorption.

Interim Management Report at September 30, 2017	Consolidated Financial Statements – TIM Group	34

Separate Consolidated Income Statements

	3rd Quarter	3rd Quarter	9 months to	9 months to	Change
	2017	2016	2017	2016	(a-b)
(millions of euros)			(a)	(b)	amount	%
Revenues	4,907	4,843	14,679	13,939	740	5.3

Other income	99	58	316	165	151	91.5

Total operating revenues and other income	5,006	4,901	14,995	14,104	891	6.3

Acquisition of goods and services	(2,045)	(1,927)	(6,181)	(5,710)	(471)	(8.2)

Employee benefits expenses	(673)	(752)	(2,203)	(2,303)	100	4.3

Other operating expenses	(357)	(256)	(933)	(757)	(176)	(23.2)

Change in inventories	24	32	74	65	9	13.8

Internally generated assets	144	154	461	479	(18)	(3.8)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,099	2,152	6,213	5,878	335	5.7

Depreciation and amortization	(1,109)	(1,069)	(3,358)	(3,116)	(242)	(7.8)

Gains/(losses) on disposals of non-current assets	3	1	9	14	(5)	(35.7)

Impairment reversals (losses) on non-current assets	(30)	(3)	(30)	(8)	(22)	—

Operating profit (loss) (EBIT)	963	1,081	2,834	2,768	66	2.4

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	(1)	(2)	1	50.0

Other income (expenses) from investments	1	(1)	(18)	6	(24)	—

Finance income	386	309	1,496	2,321	(825)	(35.5)

Finance expenses	(772)	(674)	(2,622)	(2,831)	209	7.4

Profit (loss) before tax from continuing operations	578	715	1,689	2,262	(573)	(25.3)

Income tax expense	(102)	(210)	(559)	(699)	140	20.0

Profit (loss) from continuing operations	476	505	1,130	1,563	(433)	(27.7)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	47	(47)	—

Profit (loss) for the period	476	505	1,130	1,610	(480)	(29.8)

Attributable to:
Owners of the Parent	437	477	1,033	1,495	(462)	(30.9)

Non-controlling interests	39	28	97	115	(18)	(15.7)

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	35

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

			3rd Quarter	3rd Quarter	9 months to	9 months to
(millions of euros)			2017	2016	9/30/2017	9/30/2016
Profit (loss) for the period	(a	)	476	505	1,130	1,610

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—	33	(118)

Income tax effect			—	—	(8)	32

	(b	)	—	—	25	(86)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:

Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(c	)	—	—	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—	25	(86)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:

Profit (loss) from fair value adjustments			21	11	55	87

Loss (profit) transferred to the Separate Consolidated Income Statements			(18)	(2)	(55)	(71)

Income tax effect			—	—	2	(4)

	(e	)	3	9	2	12
Hedging instruments:

Profit (loss) from fair value adjustments			(298)	(231)	(629)	(558)

Loss (profit) transferred to the Separate Consolidated Income Statements			194	67	691	312

Income tax effect			26	43	(17)	41

	(f	)	(78)	(121)	45	(205)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			40	(87)	(511)	531

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			—	—	19	304

Income tax effect			—	—	—	—

	(g	)	40	(87)	(492)	835

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—	—	—

Income tax effect			—	—	—	—

	(h	)	—	—	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(35)	(199)	(445)	642

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(35)	(199)	(420)	556

Total comprehensive income (loss) for the period	(a+k	)	441	306	710	2,166

Attributable to:
Owners of the Parent			388	304	755	2,030

Non-controlling interests			53	2	(45)	136

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	36

Consolidated Statements of Financial Position

			9/30/2017	12/31/2016	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,520	29,612	(92)

Intangible assets with a finite useful life			7,123	6,951	172

			36,643	36,563	80

Tangible assets
Property, plant and equipment owned			13,897	13,947	(50)

Assets held under finance leases			2,369	2,413	(44)

			16,266	16,360	(94)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			17	18	(1)

Other investments			49	46	3

Non-current financial assets			1,916	2,698	(782)

Miscellaneous receivables and other non-current assets			2,418	2,222	196

Deferred tax assets			705	877	(172)

			5,105	5,861	(756)

Total Non-current assets	(a	)	58,014	58,784	(770)

Current assets
Inventories			333	270	63

Trade and miscellaneous receivables and other current assets			5,472	5,426	46

Current income tax receivables			52	94	(42)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,506	1,908	(402)

Cash and cash equivalents			2,519	3,964	(1,445)

			4,025	5,872	(1,847)

Current assets sub-total			9,882	11,662	(1,780)

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	9,882	11,662	(1,780)

Total Assets	(a+b	)	67,896	70,446	(2,550)

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	37

			9/30/2017	12/31/2016	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			21,781	21,207	574

Non-controlling interests			2,278	2,346	(68)

Total Equity	(c	)	24,059	23,553	506

Non-current liabilities
Non-current financial liabilities			28,592	30,469	(1,877)

Employee benefits			1,317	1,355	(38)

Deferred tax liabilities			313	293	20

Provisions			833	830	3

Miscellaneous payables and other non-current liabilities			1,600	1,607	(7)

Total Non-current liabilities	(d	)	32,655	34,554	(1,899)

Current liabilities
Current financial liabilities			4,307	4,056	251

Trade and miscellaneous payables and other current liabilities			6,727	7,646	(919)

Current income tax payables			148	637	(489)

Current liabilities sub-total			11,182	12,339	(1,157)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	11,182	12,339	(1,157)

Total Liabilities	(f=d+e	)	43,837	46,893	(3,056)

Total Equity and Liabilities	(c+f	)	67,896	70,446	(2,550)

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	38

Consolidated Statements of Cash Flows

			9 months to	9 months to
(millions of euros)			9/30/2017	9/30/2016
Cash flows from operating activities:
Profit (loss) from continuing operations			1,130	1,563

Adjustments for:
Depreciation and amortization			3,358	3,116

Impairment losses (reversals) on non-current assets (including investments)			40	9

Net change in deferred tax assets and liabilities			178	459

Losses (gains) realized on disposals of non-current assets (including investments)			(10)	(15)

Share of profits (losses) of associates and joint ventures accounted for using the equity method			1	2

Change in employee benefits			(34)	12

Change in inventories			(64)	(71)

Change in trade receivables and net amounts due from customers on construction contracts			9	(31)

Change in trade payables			(829)	(65)

Net change in current income tax receivables/payables			(445)	85

Net change in miscellaneous receivables/payables and other assets/liabilities			(85)	(774)

Cash flows from (used in) operating activities	(a	)	3,249	4,290

Cash flows from investing activities:
Purchase of intangible assets			(1,635)	(1,125)

Purchase of tangible assets			(2,291)	(2,160)

Total purchase of intangible and tangible assets on an accrual basis			(3,926)	(3,285)

Change in amounts due for purchases of intangible and tangible assets			(125)	(180)

Total purchase of intangible and tangible assets on a cash basis			(4,051)	(3,465)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			—	(6)

Acquisitions/disposals of other investments			(1)	(5)

Change in financial receivables and other financial assets			1,159	(96)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	492

Proceeds from sale/repayment of intangible, tangible and other non-current assets			26	33

Cash flows from (used in) investing activities	(b	)	(2,867)	(3,047)

Cash flows from financing activities:
Change in current financial liabilities and other			(895)	(140)

Proceeds from non-current financial liabilities (including current portion)			1,365	3,313

Repayments of non-current financial liabilities (including current portion)			(2,072)	(3,267)

Share capital proceeds/reimbursements (including subsidiaries)			16	—

Dividends paid			(219)	(227)

Cash flows from (used in) financing activities	(c	)	(1,805)	(321)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	(45)

Aggregate cash flows	(e=a+b+c+d	)	(1,423)	877

Net cash and cash equivalents at beginning of the period	(f	)	3,952	3,216

Net foreign exchange differences on net cash and cash equivalents	(g	)	(99)	182

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,430	4,275

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	39

Additional Cash Flow Information

	9 months to	9 months to
(millions of euros)	9/30/2017	9/30/2016
Income taxes (paid) received	(804)	(117)

Interest expense paid	(1,514)	(1,701)

Interest income received	534	624

Dividends received	—	7

Analysis of Net Cash and Cash Equivalents

	9 months to	9 months to
(millions of euros)	9/30/2017	9/30/2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,519	4,275

Bank overdrafts repayable on demand – from continuing operations	(89)	—

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,430	4,275

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	40

OTHER INFORMATION

Average salaried workforce

(equivalent number)	9 months to 9/30/2017	9 months to 9/30/2016	Change
Average salaried workforce – Italy	45,807	47,344	(1,537)

Average salaried workforce – Outside Italy	9,310	11,054	(1,744)

Total average salaried workforce (1)	55,117	58,398	(3,281)

Discontinued operations/Non-current assets held for sale - Sofora - Telecom Argentina group	—	3,441	(3,441)

Total average salaried workforce - including Discontinued operations/Non-current assets held for sale	55,117	61,839	(6,722)

1)	Includes employees with temp work contracts: 2 average employees in the first nine months of 2017 (1 in Italy and 1 outside Italy). In the first nine months of 2016, it included 4 average employees (2 in Italy and 2 outside Italy).

Headcount at period end

(number)	9/30/2017	12/31/2016	Change
Headcount – Italy	50,337	51,125	(788)

Headcount – Outside Italy	9,624	10,104	(480)

Total headcount at period end (1)	59,961	61,229	(1,268)

1)	Includes employees with temp work contracts: 0 at 9/30/2017 and 4 at 12/31/2016.

Headcount at period end – Breakdown by Business Unit

(number)	9/30/2017	12/31/2016	Change
Domestic	50,488	51,280	(792)

Brazil	9,393	9,849	(456)

Other Operations	80	100	(20)

Total	59,961	61,229	(1,268)

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	41

Like for Like Reconstruction

	CONSOLIDATED REVENUES
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	4,440	4,656	4,843	4,819	4,953	4,907	+8.5%	+6.4%	+1.3%
Foreign currency financial statement translation effect	258	119	-23
2. ORGANIC excluding non recurring component	4,698	4,775	4,820	4,819	4,953	4,907	+2.6%	+3.7%	+1.8%
- Non Linear Items	0	26	128	61	63	31
3. ORGANIC LIKE for LIKE	4,698	4,749	4,692	4,758	4,890	4,876	+1.3%	+3.0%	+3.9%

	CONSOLIDATED EBITDA
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	1,712	2,014	2,152	1,990	2,124	2,099	+16.2%	+5.5%	-2.5%
Foreign currency financial statement translation effect and non recurring items	151	55	58	24	71	127
2. ORGANIC excluding non recurring component	1,863	2,069	2,210	2,014	2,195	2,226	+8.1%	+6.1%	+0.7%
- Non Linear Items	0	108	124	58	91	5
3. ORGANIC LIKE for LIKE	1,863	1,961	2,086	1,956	2,104	2,221	+5.0%	+7.3%	+6.5%

	DOMESTIC REVENUES
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	3,548	3,699	3,789	3,647	3,847	3,818	+2.8%	+4.0%	+0.8%
Foreign currency financial statement translation effect	3	2	-4
2. ORGANIC excluding non recurring component	3,551	3,701	3,785	3,647	3,847	3,818	+2.7%	+3.9%	+0.9%
- Non Linear Items	0	26	128	61	63	31
3. ORGANIC LIKE for LIKE	3,551	3,675	3,657	3,586	3,784	3,787	+1.0%	+3.0%	+3.6%

	DOMESTIC SERVICES REVENUES
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	3,352	3,468	3,526	3,342	3,500	3,551	-0.3%	+0.9%	+0.7%
Foreign currency financial statement translation effect	3	2	-4
2. ORGANIC excluding non recurring component	3,355	3,470	3,522	3,342	3,500	3,551	-0.4%	+0.8%	+0.8%
- Non Linear Items	0	26	27	0	0	-18
3. ORGANIC LIKE for LIKE	3,355	3,444	3,494	3,342	3,500	3,569	-0.4%	+1.6%	+2.2%

	EBITDA DOMESTIC
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	1,461	1,723	1,811	1,621	1,740	1,694	+11.0%	+1.0%	-6.5%
Foreign currency financial statement translation effect and non recurring items	68	17	54	24	71	126
2. ORGANIC excluding non recurring component	1,529	1,740	1,865	1,645	1,811	1,820	+7.6%	+4.1%	-2.4%
- Non Linear Items	0	108	124	58	91	5
3. ORGANIC LIKE for LIKE	1,529	1,632	1,741	1,587	1,720	1,815	+3.8%	+5.4%	+4.3%

Interim Management Report at September 30, 2017	Consolidated Financial Statements - TIM Group	42

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2017

For details of subsequent events, see the Note “Events Subsequent to September 30, 2017” in the TIM Group Condensed Consolidated Financial Statements.

BUSINESS OUTLOOK FOR THE YEAR 2017

As envisaged in the 2017–2019 Plan, TIM will continue the process of profound transformation of the Company. This process consists of firm financial discipline in support of development, aimed at creating more room for investments for new networks and platforms (Fiber and mobile UltraBroadband and Cloud-based services) and eliminating less strategic cash costs, in addition to maximizing return on investment. The objective is to ensure structural growth in revenue and EBITDA and consolidate TIM’s position as the market leader in terms of technology, network quality and service excellence in the Fixed-line and Mobile segments.

The key elements of this approach are innovation, convergence, exclusive content and closeness to the Customer. In the Domestic Fixed segment, TIM expects to cut the reduction in the number of clients – with zero line losses by 2018 – through the faster spread and subsequent adoption of fiber optic networks. The commercial strategy will also play a crucial role, with a focus on retaining and increasing the customer base through measures including the offering of Smart Home devices and appliances connected to the home network and charged directly in phone bills. Within the Domestic Mobile segment, where the competitive landscape is becoming increasingly polarized and segmented, TIM will leverage the reach of its 4G network (expected population coverage of over 99% in 2019) and the diffusion of convergent services and quality content, particularly in the high-end market where data usage continues to increase. Kena, the second no-frills brand (launched in April), will also allow the Company to compete in the more price-sensitive segments.

Several major shifts have also occurred, including the changes in the market environment, with the initiation of the Anti-Trust Authority’s proceedings regarding the ultrabroadband and fiber optic network development projects, and the revision of the business strategies for the content component. These risk factors could have an impact on aspects such as the ultrabroadband development plans and the evolution model adopted in the multimedia market.

Lastly, operations will be characterized by greater selectivity and priority in investment choices and efficiency recovery measures through structural cost optimization programs.

As a result of the transformation and streamlining of the organization and processes, combined with commercial expansion and expected growth in revenue – also in light of the performance outlook for the domestic market, the impacts from the new tariff model for roaming services, and several non-recurring business dynamics in the second half of 2016 (resulting in a not fully like-for-like comparison with the second half of 2017) – management is able to confirm the guidance in organic terms announced for the full year 2017 and for the period of the Plan (organic growth in EBITDA (low single digit) and cash flow generation necessary to reduce the adjusted net financial debt to reported EBITDA ratio, which is expected to be below 2.7x in 2018).

In Brazil, the Plan provides for the continued turnaround of Tim Brasil through its re-positioning based on network and product quality, enabling the company to maintain its leadership in the prepaid segment and successfully compete in the postpaid segment. The Cost Containment Plan initiated in 2016 has also been continued and strengthened and will enable the achievement of solid profit and cash flow generation. More specifically, further impetus will be given to the construction of the UBB Mobile infrastructure – upon completion of the Plan, the 4G network will reach 95% of the population with coverage of about 3,600 cities – and the development of convergent offers, also through agreements with major premium content providers.

Interim Management Report at September 30, 2017	Business outlook for 2017	43

MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2017 could be affected in the second half of the year by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In addition, there have been several major shifts, including the change in the market environment, with the start of proceedings by the Anti-Trust Authority on the ultrabroadband and fiber optic network development projects, and the possible revision of the business strategies for the content component. These risk factors may have repercussions – which are currently unforeseeable – in terms of the strategic choices adopted by the company and could have an impact, for example, on the ultrabroadband development plans and on the evolution model adopted in the multimedia market.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macroeconomic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. After years of crisis, the global economic recovery seems to have gained momentum. In Italy, the economic recovery also appears to be strengthening. The year 2016 ended with growth of around 1% (a low figure when compared to the average of the EMU countries) and the forecast for 2017 is for higher growth (+1.5% according to the latest estimates issued by the Italian government). Consumption is starting to pick up again, after a slowdown in the second half of 2016, despite the erosion of purchasing power due to the return to inflation. Confidence has significantly improved among consumers and businesses. The Italian macroeconomic scenario is essentially favorable, but the country’s position is still frail. In the labor market, unemployment is still high, despite the fall in the second quarter of 2017, with consequent possible repercussions on income available for consumption.

On the Brazilian market, the expected results may be significantly affected by the macroeconomic and political situation. After eight quarters of GDP decline, marking the deepest and most profound crisis in its history, Brazil returned to growth in the first quarter of 2017 (+1%) and the figures for the second quarter have continued this positive trend. 2017 should close with a growth rate of 0.7%. The inflation rate continues to fall (3.2% forecast for 2017 from 9.4% in 2016) and is in line with the central bank’s targets (+4.5% +/- 1.5 percentage points). Household consumption has started to pick up again, benefiting from increased purchasing power due to lower inflation and the initial improvements in the labor market. However, these positive figures are also accompanied by continued political instability and a difficult employment situation (with just under 14 million unemployed and an unemployment rate of around 13% in the second quarter of 2017).

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused, on one hand, on innovative products and services and, on the other hand, on

Interim Management Report at September 30, 2017	Main risks and uncertainties	44

the price of traditional services. In the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, particularly in the years of the Plan after 2017 and also beyond the Plan period.

In the mobile market, Iliad S.A. is about to launch a new mobile operator in Italy with the aim of acquiring 10-15% of the market, as per its own announcements, by adopting the strategies it has already used for the French market. For its part, TIM has launched a new operator with its own independent systems and features.

In addition, Enel Open Fiber and Infratel have announced their plans for the development of an ultrabroadband telecommunications network as an alternative to the TIM network, respectively in the major Italian cities and the “market failure” areas.

In the Brazilian market, the competitive risk consists of both a deterioration of the business model tied to traditional services, which have not been replaced by innovative services, and the rationalization of consumption by customers as a result of a contraction of their purchasing power, also through the shift towards new flat deals. In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation, and by a slowdown in their replacement with postpaid customers.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Risks related to business continuity

The TIM Group’s success depends heavily on the ability to ensure continuous and uninterrupted delivery of the products and services we provide through the availability of processes and the relating supporting assets. In particular, the Network Infrastructure and the Information Systems are sensitive to various internal and external threats: power outage, floods, storms, human errors, system failures, hardware and software failures, software bugs, cyber attacks, earthquakes, facility failures, strikes, fraud, vandalism, terrorism, etc.. Each of these events could lead to an interruption in the supply of services/products and potentially affect our business both directly and indirectly: reduction in revenues and/or increased costs for recovery and for penalties and fines, decrease in customer satisfaction, and negative impact on reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in this regard, the TIM Group may participate in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

Risks of internal/external fraud

The TIM Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Interim Management Report at September 30, 2017	Main risks and uncertainties	45

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

On June 23, 2016, a referendum was held in the United Kingdom, commonly referred to as “Brexit”, in which voters approved the UK’s exit from the European Union. The potential impact of Brexit will depend in part on the outcome of the negotiations on tariffs, trade, regulations and other matters, which started in the second half of June 2017. The result of the referendum had an adverse effect on the global markets and also produced a sharp decline in the pound against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws and regulations of the European Union that the United Kingdom may decide to replace with national laws and regulations. The potential effects of Brexit could adversely affect our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group. More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions;

•	decisions with retroactive effect (for example, price revisions for previous years as a result of judgments issued by the Administrative Courts);

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment.

Implementation has been completed of the New Equivalence Model (NEM), launched by TIM in 2015, aimed at further improving the effectiveness of guarantees for equal treatment between own business divisions and competitors that buy wholesale services. The NEM and the related implementation roadmap were approved by the Board of Directors of TIM on November 5, 2015. The Italian Antitrust Authority (AGCM) and the AGCom positively evaluated the effectiveness of the NEM and decided, respectively, to close the non-compliance proceedings A428C, acknowledging that TIM has complied with the earlier A428 decision, and to discontinue the ongoing penalty proceedings.

Interim Management Report at September 30, 2017	Main risks and uncertainties	46

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

Interim Management Report at September 30, 2017	Main risks and uncertainties	47

MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed-line markets

Wholesale access services

At the end of the proceeding initiated through resolution 623/15/CONS, in December 2016, AGCM and AGCom approved TIM’s New Equivalence Model (NEM) aimed at structurally improving the effectiveness of the equal treatment in the supply of wholesale access services provided to its competitors and its commercial divisions. AGCom also established that the NEM must be implemented by December 2017 and set up a technical working group to monitor the process.

In the same resolution 623/15/CONS, AGCom asked TIM to submit two alternative proposals (unbundling and outsourcing models) regarding greater autonomy for the other licensed operators in the provision of delivery and assurance for the local loop unbundling (LLU) and sub-loop unbundling (SLU). On August 23, 2017, in its Resolution 321/17/CONS, AGCom approved an unbundling model that provides greater transparency and flexibility in the operational processes for the above-mentioned provisioning and assurance, giving the other licensed operators the possibility of choosing between TIM and external companies, selected by TIM, while still fully meeting the requirements of integrity, functional operation and security of the network.

Infratel Tenders for the subsidizing of the Ultra Broadband networks

In March 2017, Infratel Italia awarded the company Open Fiber (OF) the five lots of the tender for the construction and operation of networks enabling the offering of Ultra Broadband services (from 30 to 100 Mbit/s) in the so-called “White Areas” (in which the private operators had not envisaged the independent construction of Ultra Broadband infrastructure in the next three years) of the municipalities of six Italian regions (Abruzzo, Molise, Emilia Romagna, Lombardy, Tuscany and Veneto).

On March 20, 2017, the Lazio Regional Administrative Court rejected the appeal filed by TIM concerning the tender and, consequently, TIM lodged an appeal on June 20, 2017 with the Consiglio di Stato.

In July 2017, OF was awarded the six lots of the second Infratel tender, for the white areas of 10 regions (Piedmont, Valle d’ Aosta, Liguria, Friuli Venezia Giulia, Marche, Umbria, Lazio, Campania, Basilicata and Sicily) and the autonomous province of Trento. TIM has also appealed against the result of this second tender call.

On October 2, 2017, Infratel started a public consultation on the capital expenditure programs of the private operators in the white areas of the regions of Calabria, Apulia and Sardinia, with a view to publishing the third and final direct tender call for the ultrabroadband coverage in the white areas of these regions.

Retail fixed-line markets

28-day invoicing

On September 26, 2017, AGCom initiated penalty proceedings against TIM, Wind Tre, Vodafone and Fastweb. According to AGCom, the operators did not comply with the provisions of Resolution 121/17/CONS of March 2017, which set the minimum period for the subscription and billing cycle for fixed or convergent retail telephony offers at 30 days (fixed-line and mobile services). From 2016, these operators had in fact reduced the subscription and billing period for fixed-line offers from the previous term of 1 month to 28 days (TIM had introduced the amendment from April 2017 for consumer customers and from May 2017 for business customers).

In May 2017, TIM appealed against Resolution 121/17/CONS at the Lazio Regional Administrative Court. The industry-sector association ASSTEL has also submitted an appeal against the measure by the Authority. These proceedings are still underway and the ruling is expected between March and April 2018.

Interim Management Report at September 30, 2017	Main changes in the regulatory framework	48

In October 2017, the Government announced a legislative measure that will impose a 30-day billing obligation on the operators. The Government has not yet established the timing of the approval and the types of services (e.g. fixed-line only, fixed-line consumer only, inclusion of mobile services, etc.) covered by this measure, which may also extend AGCom’s supervisory and disciplinary powers.

Universal Service

Through Resolution 46/17/CONS of January 26, 2017, AGCom introduced new measures regarding the subsidized financial conditions for access to fixed and mobile services for particular categories of disabled customers. The provisions of the measure, which apply to the deaf and the totally and partially blind, broaden the current subsidies, both in terms of discounted services (e.g. flat voice and data offers) and categories of disabled people covered (e.g. the partially blind).

In February 2017, TIM submitted an appeal to the Lazio Regional Administrative Court against Resolution 456/16/CONS of October 2016, through which AGCom rejected TIM’s proposal for a price adjustment on the “Voice” offering (the basic voice telephony offering), and introduced a strict procedure for future changes of Universal Service prices, by providing, for example, a minimum time interval of a year between two successive tariff changes and the possibility to only change prices with reference to: (i) increase in wholesale costs; (ii) offsetting inflation; (iii) socio-economic conditions. The first hearing has been set for November 22, 2017.

Through Resolution 163/17/CONS of April 18, 2017, AGCom imposed a fine of 232,000 euros on TIM for the failure to achieve 4 quality objectives of 2015.

For information on the pending disputes relating to the remuneration of the net costs of the Universal Service incurred by TIM in the years 1999-2003, excluding 2002, see the Note “Contingent liabilities, other information, commitments and guarantees” of the Consolidated financial statements of the TIM Group at December 31, 2016.

As a result of the ruling no. 4616/2015 of October 2, 2015, in which the Consiglio di Stato canceled resolution 1/08/CIR solely with respect to the application of the new methodological criteria for the calculation of the net cost of the universal service (USO) for the period 2004-2007, AGCom initiated the renewal proceedings for those annual periods and appointed an independent consultant to revise the calculation of the USO, through resolution no. 145/17/CONS for the years 2006 and 2007 and through resolution no. 207/17/CONS for the years 2004 and 2005.

Wholesale mobile network markets

International roaming

On June 15, 2017, the provision of European Regulation 2015/2120 of November 25, 2015 (“Telecom Single Market—TSM Regulation”) entered into force, which requires for the application of the national tariff for intra-EU voice, SMS and roaming data traffic.

On April 25, 2017, the European Parliament and the Council adopted a regulation establishing new wholesale caps for roaming traffic valid from June 15, 2017 to June 30, 2022 (Voice: 3.2 euro cents per minute; SMS 1 euro cents per SMS, data: 7.7 euro/GByte in 2017; 6 euro/GByte in 2018; 4.5 euro/GByte in 2019; 3.5 euro/GByte in 2020; 3 euro/GByte in 2021; and 2.5 euro/GByte in 2022).

AGCom contribution fee

On March 31, 2017, TIM paid an amount of 19.3 million euros, with reservation, for the 2017 AGCom contribution fee. The value was calculated by applying the rate of 0.0014 to the revenues recorded in the Company’s 2015 Financial Statements. The guidelines for the calculation of the contribution fee, set out in the AGCom Resolutions 463/16/CONS and 62/17/CONS, have not changed with respect to those established for the calculation of the 2016 contribution fee.

Interim Management Report at September 30, 2017	Main changes in the regulatory framework	49

Antitrust

For information on the pending legal disputes, relating to the AGCM proceedings – A428 and I761 – see the Note “Contingent liabilities, other information” of the Condensed Consolidated Financial Statements of the TIM Group at September 30, 2017.

Case A500B

In April 2017, the AGCM extended to Telecom Italia Sparkle the case A500B, opened against TIM and regarding the possible improper conduct in the market consisting in bulk SMS messaging services. AGCM is required to make a final decision by December 31, 2017.

Case “I799”

In February 2017, AGCM initiated investigation proceedings for possible violation of Article 101 TFEU (ban on competition-restricting agreements) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at establishing a joint cooperative enterprise Flash Fiber S.r.l.. In agreement with Fastweb, TIM has submitted several amendments to the agreements signed to the AGCM, in the form of proposed commitments, aimed at settling the proceedings without accepting the violation and, therefore, without any financial penalty. The end of the proceedings has been set at December 31, 2017.

Case “A514”

On June 28, 2017, AGCM initiated proceedings against TIM for possible breaches of Article 102 TFEU following complaints made by Infratel, Enel, Open Fiber, Vodafone and Wind-Tre. The deadline for the conclusion of the proceedings has been set at October 31, 2018. For more details see the description provided in the Note “Contingent liabilities, other information” of the Condensed Consolidated Financial Statements at September 30, 2017 of the TIM Group.

Disputes with AGCom

On August 9, 2017, AGCom provided notification of Resolution 88/17/CIR in which it had ruled on the dispute initiated on August 2, 2016 by TIM against Enel Distribuzione (“ED”) regarding the conditions of access to ED’s infrastructure. AGCom recognized the validity of most of the objections raised by TIM and ordered the amendment of the “Technical and Financial Rules for access to the electricity infrastructure of ED”.

Interim Management Report at September 30, 2017	Main changes in the regulatory framework	50

BRAZIL

700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700MHz band through the switch off of analog TV, the redistribution of channels and the reduction of interference.

To that end, the first payment (370 million reais) was made in April 2015 and the subsequent two payments (for a total of 860 million reais) were both made in January 2017, whereas the final installment (142 million reais) will be paid in January 2018.

Since 2016, over 2,500 towns have freed up the 700 Mhz LTE spectrum. In November, Goiânia will become the last of the 21 capitals to make it available for activation during the current year. In addition, the plan envisages the switch off by the end of November 2017 in the cities of Rio de Janeiro and Belo Horizonte and in January 2018 in the cities of Porto Alegre, Florianópolis and Curitiba.

Interim Management Report at September 30, 2017	Main changes in the regulatory framework	51

CORPORATE BOARDS AT SEPTEMBER 30, 2017

BOARD OF DIRECTORS

The ordinary shareholders’ meeting of the Company, held on May 4, 2017, appointed the new Board of Directors, setting its number of members at 15 and its term of office at three years (up to the approval of the financial statements at December 31, 2019). The Board of Directors’ meeting, held on May 5, 2017, appointed Giuseppe Recchi as Chairman of the Board, Arnaud Roy de Puyfontaine as Deputy Chairman and Flavio Cattaneo as Chief Executive Officer of the Company.

On June 1, 2017 the Board of Directors approved a change in the company officers, with the appointment of Arnaud Roy de Puyfontaine as Chairman of the Board of Directors and Giuseppe Recchi as Deputy Chairman.

On July 24, the Board of Directors accepted the resignation (with effect from July 28) submitted by the Chief Executive Officer Flavio Cattaneo, from that office and from the Board. In the meeting held on 27 July, the Board of Directors temporarily assigned the responsibilities of Chief Executive Officer to the Executive Chairman Arnaud Roy de Puyfontaine, except for those related to the Security Function and the company Telecom Italia Sparkle, which have been assigned on an interim basis to the Deputy Chairman, Giuseppe Recchi.

Subsequently, on September 28, 2017, the Board of Directors co-opted Amos Genish, appointing him as Chief Executive Officer – assigning him executive powers – and as General Manager. The Board of Directors also renewed the appointment of Arnaud Roy de Puyfontaine as Executive Chairman and of Giuseppe Recchi as Deputy Executive Chairman.

The Board of Directors of the Company, at September 30, 2017, was consequently composed as follows:

Executive Chairman	Arnaud Roy de Puyfontaine

Deputy Executive Chairman	Giuseppe Recchi

Chief Executive Officer and General Manager	Amos Genish

Directors

Camilla Antonini (independent)

Franco Bernabè (independent)

Ferruccio Borsani (independent)

Lucia Calvosa (independent)

Francesca Cornelli (independent)

Frédéric Crépin

Dario Frigerio (independent)

Félicité Herzog (independent)

Anna Jones (independent)

Marella Moretti (independent)

Hervé Philippe

Danilo Vivarelli (independent)

Secretary to the Board	Agostino Nuzzolo

All the board members are domiciled for the positions they hold in TIM at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at September 30, 2017:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of June 22, 2017), Camilla Antonini (appointed by the Board of Directors on July 27, 2017 to replace the resigning director Frédéric Crépin), Francesca Cornelli, Félicité Herzog and Marella Moretti;

•	Nomination and Remuneration Committee: composed of the Directors: Anna Jones (Chair appointed in the meeting of June 15, 2017), Ferruccio Borsani, Frédéric Crépin, Hervé Philippe and Danilo Vivarelli;

Interim Management Report at September 30, 2017	Corporate Boards at September 30, 2017	52

•	Strategy Committee: composed of the Chairman of the Board of Directors, Arnaud Roy de Puyfontaine, the Chief Executive Officer, Amos Genish, the Deputy Executive Chairman, Giuseppe Recchi, (who was appointed Chair of the Committee by the Board of Directors on September 28), and the Directors Franco Bernabè, Frédéric Crépin (appointed by the Board of Directors on July 27, 2017) and Dario Frigerio.

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

On September 11, 2017, following her resignation, Paola Maiorana was replaced in the Board of Statutory Auditors by Gabriella Chersicla, formerly an Alternate Statutory Auditor of the Company.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello

Gabriella Chersicla

Gianluca Ponzellini

Ugo Rock

Alternate Auditors	Francesco Di Carlo

Piera Vitali

Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit TIM financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of May 5, 2017, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing TIM’s financial reports.

Interim Management Report at September 30, 2017	Corporate Boards at September 30, 2017	53

MACRO-ORGANIZATION CHART AT SEPTEMBER 30, 2017

With effect from October 12, the responsibility for staff services provided to the Chief Executive Officer has been assigned to Alessandra Michelini.

With effect from October 18, the responsibility for the Institutional Communication Function has been assigned to Alessio Vinci, who has joined the TIM Group.

With effect from October 31, the activities and resources of Corporate Shared Value Projects and Development have been transferred to Institutional Communication.

Interim Management Report at September 30, 2017	Macro-Organization Chart at September 30, 2017	54

INFORMATION FOR INVESTORS

TIM S.P.A. SHARE CAPITAL AT SEPTEMBER 30, 2017

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on September 2017 average prices)	15,881 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of TIM S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of the shareholders according to the Shareholders Book at September 30, 2017, supplemented by communications received and other available sources of information (ordinary shares):

There are no significant shareholders’ agreements for TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

Interim Management Report at September 30, 2017	Information for Investors	55

MAJOR HOLDINGS IN SHARE CAPITAL

At September 30, 2017, taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A. 's ordinary share capital were as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94	% (*)

(*)	Equity interest obtained following receipt of a notification by Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations.

Blackrock Inc. also notified Consob that, on July 26, 2017, as an asset management company, it indirectly held a quantity of ordinary shares equal to 5.04% of the total ordinary shares of TIM S.p.A. at September 30, 2017.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT SEPTEMBER 30, 2017

At September 30, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Interim Management Report at September 30, 2017	Information for Investors	56

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION

With effect from May 3, 2017, the Board of Directors of TIM amended the Procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding the treatment of Vivendi as its Controlling Entity, from June 1, 2017. In addition, on September 13, 2017, Consob communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and Article 93 of the Consolidated Law on Finance, and pursuant to the related party regulations”. Although it expressed its intention to challenge the decision, the Board of Directors ensured full compliance with the rules resulting from this classification, also amending the aforementioned Procedure as a consequence (on September 28, 2017); the latest version is available for consultation on the website www.telecomitalia.com, “About Us” section – “Governance System”.

In the meantime, on July 27, 2017, the Board of Directors also acknowledged the start of direction and coordination by Vivendi. On August 4, 2017, in response to a request from Consob, the Company specified that this acknowledgment had taken place, following the statements made to the Board of Directors by the Executive Chairman, also in his capacity as Chief Executive Officer of the Vivendi group, in the light of two specific circumstances:

•	on the one hand, the strengthening of the Company’s management team with the arrival in TIM of a senior executive from the Vivendi group, aimed, among other things, at achieving greater coordination between the industrial and commercial activities of the various companies, as part of the current strategic plan; and

•	on the other hand, the JV between TIM and Canal+, as another equally indicative sign of the desire to establish a form of coordination between the two groups in the multimedia sector, again within the context of the current strategic plan.

The information on related party transactions and transactions with the Controlling Entity Vivendi S.A. is presented in the financial statements and in the Note “Related party transactions and Direction and Coordination” in the Condensed Consolidated Financial Statements at September 30, 2017 of the TIM Group.

Joint Venture with Canal+

On October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+.

This transaction constitutes a related party transaction, because Canal+ International S.A.S. is a subsidiary of Vivendi S.A., already classed by Consob as the de facto controlling entity of TIM: this is a minor transaction in accordance with the parameters established by the relevant Consob Regulation. As such, it was submitted to the Control and Risk Committee for its recommendation, which voted in favor by majority, with motivated vote against by two board members. The Committee voted unanimously in favor, however, with regard to considering future transactions of the joint venture as transactions of TIM, for the application of the company procedure for performing transactions with related parties.

Interim Management Report at September 30, 2017	Related party transactions and direction and coordination	57

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the TIM Group is reported below.

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Acquisition of goods and services:
Sundry expenses	(4)	—

Employee benefits expenses:
Expenses related to restructuring and rationalization	(19)	(128)

Other operating expenses:
Sundry expenses and provisions	(199)	(25)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(222)	(153)

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	—	9

Impairment reversals (losses) on non-current assets:
Impairment losses on non-current intangible assets	(30)	—

Impact on EBIT – Operating profit (loss)	(252)	(144)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(19)	(18)

Impact on profit (loss) before tax from continuing operations	(271)	(162)

Effect on income taxes on non-recurring items	75	48

Provision charges for Sparkle tax dispute	(37)	—

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)

Impact on profit (loss) for the period	(233)	(126)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first nine months of 2017, the TIM Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

Interim Management Report at September 30, 2017	Significant non-recurring events and transactions	58

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Management Report at September 30, 2017 of the TIM Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Report provides a reconciliation between the “accounting or reported” figure and the “organic” figure.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of the Group’s ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Management Report includes tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Management Report at September 30, 2017	Significant non-recurring events and transactions	59

Net financial debt is calculated as follows:

+ Non-current financial liabilities

+ Current financial liabilities

+ Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A) Gross financial debt

+ Non-current financial assets

+ Current financial assets

+ Financial assets relating to Discontinued operations/Non-current assets held for sale

B) Financial assets

C=(A - B) Net financial debt carrying amount

D) Reversal of fair value measurement of derivatives and related financial assets/liabilities

E=(C + D) Adjusted net financial debt

Interim Management Report at September 30, 2017	Significant non-recurring events and transactions	60

CONTENTS

TIM GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2017

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	9/30/2017	12/31/2016
Non-current assets
Intangible assets
Goodwill			4)	29,520	29,612

Intangible assets with a finite useful life			5)	7,123	6,951

				36,643	36,563

Tangible assets			6)
Property, plant and equipment owned				13,897	13,947

Assets held under finance leases				2,369	2,413

				16,266	16,360

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method				17	18

Other investments				49	46

Non-current financial assets				1,916	2,698

Miscellaneous receivables and other non-current assets				2,418	2,222

Deferred tax assets				705	877

				5,105	5,861

Total Non-current assets	(a	)		58,014	58,784

Current assets
Inventories				333	270

Trade and miscellaneous receivables and other current assets				5,472	5,426

Current income tax receivables				52	94

Current financial assets
Securities other than investments, financial receivables and other current financial assets				1,506	1,908

Cash and cash equivalents				2,519	3,964

				4,025	5,872

Current assets sub-total				9,882	11,662

Discontinued operations/Non-current assets held for sale				—	—

Total Current assets	(b	)		9,882	11,662

Total Assets	(a+b	)		67,896	70,446

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Financial Position	63

Equity and Liabilities

(millions of euros)			note	9/30/2017	12/31/2016
Equity			7)
Share capital issued				11,677	11,677

less: Treasury shares				(90)	(90)

Share capital				11,587	11,587

Additional paid-in capital				2,094	2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				8,100	7,526

Equity attributable to Owners of the Parent				21,781	21,207

Non-controlling interests				2,278	2,346

Total Equity	(c	)		24,059	23,553

Non-current liabilities
Non-current financial liabilities			8)	28,592	30,469

Employee benefits				1,317	1,355

Deferred tax liabilities				313	293

Provisions				833	830

Miscellaneous payables and other non-current liabilities				1,600	1,607

Total Non-current liabilities	(d	)		32,655	34,554

Current liabilities
Current financial liabilities			8)	4,307	4,056

Trade and miscellaneous payables and other current liabilities				6,727	7,646

Current income tax payables				148	637

Current liabilities sub-total				11,182	12,339

Liabilities directly associated with Discontinued operations/Non-current assets held for sale				—	—

Total Current Liabilities	(e	)		11,182	12,339

Total Liabilities	(f=d+e	)		43,837	46,893

Total Equity and Liabilities	(c+f	)		67,896	70,446

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Financial Position	64

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016
Revenues		4,907	4,843	14,679	13,939

Other income		99	58	316	165

Total operating revenues and other income		5,006	4,901	14,995	14,104

Acquisition of goods and services		(2,045)	(1,927)	(6,181)	(5,710)

Employee benefits expenses		(673)	(752)	(2,203)	(2,303)

Other operating expenses		(357)	(256)	(933)	(757)

Change in inventories		24	32	74	65

Internally generated assets		144	154	461	479

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		2,099	2,152	6,213	5,878

Depreciation and amortization		(1,109)	(1,069)	(3,358)	(3,116)

Gains/(losses) on disposals of non-current assets		3	1	9	14

Impairment reversals (losses) on non-current assets		(30)	(3)	(30)	(8)

Operating profit (loss) (EBIT)		963	1,081	2,834	2,768

Share of profits (losses) of associates and joint ventures accounted for using the equity method		—	—	(1)	(2)

Other income (expenses) from investments		1	(1)	(18)	6

Finance income		386	309	1,496	2,321

Finance expenses		(772)	(674)	(2,622)	(2,831)

Profit (loss) before tax from continuing operations		578	715	1,689	2,262

Income tax expense		(102)	(210)	(559)	(699)

Profit (loss) from continuing operations		476	505	1,130	1,563

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	—	—	47

Profit (loss) for the period		476	505	1,130	1,610

Attributable to:
Owners of the Parent		437	477	1,033	1,495

Non-controlling interests		39	28	97	115

(euros)	9 months to 9/30/2017	9 months to 9/30/2016
Earnings per share:
Earnings per share (Basic)
Ordinary Share	0.05	0.07

Savings Share	0.06	0.08

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.05	0.07

Savings Share	0.06	0.08

Earnings per share (Diluted)
Ordinary Share	0.04	0.05

Savings Share	0.05	0.06

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.04	0.05

Savings Share	0.05	0.06

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Separate Consolidated Income Statements	65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 7

(millions of euros)			3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016
Profit (loss) for the period	(a	)	476	505	1,130	1,610

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—	33	(118)

Income tax effect			—	—	(8)	32

	(b	)	—	—	25	(86)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(c	)	—	—	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—	25	(86)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			21	11	55	87

Loss (profit) transferred to the Separate Consolidated Income Statements			(18)	(2)	(55)	(71)

Income tax effect			—	—	2	(4)

	(e	)	3	9	2	12

Hedging instruments:
Profit (loss) from fair value adjustments			(298)	(231)	(629)	(558)

Loss (profit) transferred to the Separate Consolidated Income Statements			194	67	691	312

Income tax effect			26	43	(17)	41

	(f	)	(78)	(121)	45	(205)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			40	(87)	(511)	531

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			—	—	19	304

Income tax effect			—	—	—	—

	(g	)	40	(87)	(492)	835

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—	—	—

Income tax effect			—	—	—	—

	(h	)	—	—	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(35)	(199)	(445)	642

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(35)	(199)	(420)	556

Total comprehensive income (loss) for the period	(a+k	)	441	306	710	2,166

Attributable to:
Owners of the Parent			388	304	755	2,030

Non-controlling interests			53	2	(45)	136

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Comprehensive Income	66

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2016 to September 30, 2016

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Correction due to errors					46			(102)	(56)	(28)	(84)

Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity during the period:
Dividends approved								(166)	(166)	(26)	(192)

Total comprehensive income (loss) for the period			12	(205)	814	(86)		1,495	2,030	136	2,166

Disposal of the Sofora – Telecom Argentina group									—	(1,582)	(1,582)

Issue of equity instruments								7	7		7

Other changes								(11)	(11)		(11)

Balance at September 30, 2016	10,650	1,731	44	(454)	(599)	(173)	—	8,215	19,414	2,223	21,637

Changes from January 1, 2017 to September 30, 2017    Note 7

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the period:
Dividends approved								(166)	(166)	(39)	(205)

Total comprehensive income (loss) for the period			2	45	(350)	25		1,033	755	(45)	710

Issue of equity instruments								(6)	(6)		(6)

Other changes					(14)			5	(9)	16	7

Balance at September 30, 2017	11,587	2,094	41	(506)	(730)	(88)	—	9,383	21,781	2,278	24,059

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Changes in Equity	67

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	9 months to 9/30/2017	9 months to 9/30/2016
Cash flows from operating activities:
Profit (loss) from continuing operations				1,130	1,563

Adjustments for:
Depreciation and amortization				3,358	3,116

Impairment losses (reversals) on non-current assets (including investments)				40	9

Net change in deferred tax assets and liabilities				178	459

Losses (gains) realized on disposals of non-current assets (including investments)				(10)	(15)

Share of profits (losses) of associates and joint ventures accounted for using the equity method				1	2

Change in employee benefits				(34)	12

Change in inventories				(64)	(71)

Change in trade receivables and net amounts due from customers on construction contracts				9	(31)

Change in trade payables				(829)	(65)

Net change in current income tax receivables/payables				(445)	85

Net change in miscellaneous receivables/payables and other assets/liabilities				(85)	(774)

Cash flows from (used in) operating activities	(a	)		3,249	4,290

Cash flows from investing activities:
Purchase of intangible assets			5)	(1,635)	(1,125)

Purchase of tangible assets			6)	(2,291)	(2,160)

Total purchase of intangible and tangible assets on an accrual basis				(3,926)	(3,285)

Change in amounts due for purchases of intangible and tangible assets				(125)	(180)

Total purchase of intangible and tangible assets on a cash basis				(4,051)	(3,465)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				—	(6)

Acquisitions/disposals of other investments				(1)	(5)

Change in financial receivables and other financial assets				1,159	(96)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	492

Proceeds from sale/repayment of intangible, tangible and other non-current assets				26	33

Cash flows from (used in) investing activities	(b	)		(2,867)	(3,047)

Cash flows from financing activities:
Change in current financial liabilities and other				(895)	(140)

Proceeds from non-current financial liabilities (including current portion)				1,365	3,313

Repayments of non-current financial liabilities (including current portion)				(2,072)	(3,267)

Share capital proceeds/reimbursements (including subsidiaries)				16	—

Dividends paid				(219)	(227)

Cash flows from (used in) financing activities	(c	)		(1,805)	(321)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	(45)

Aggregate cash flows	(e=a+b+c+d	)		(1,423)	877

Net cash and cash equivalents at beginning of the period	(f	)		3,952	3,216

Net foreign exchange differences on net cash and cash equivalents	(g	)		(99)	182

Net cash and cash equivalents at end of the period	(h=e+f+g	)		2,430	4,275

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Cash Flows	68

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Income taxes (paid) received	(804)	(117)

Interest expense paid	(1,514)	(1,701)

Interest income received	534	624

Dividends received	—	7

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,519	4,275

Bank overdrafts repayable on demand – from continuing operations	(89)	—

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,430	4,275

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Consolidated Statements of Cash Flows	69

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start of the direction and coordination by Vivendi S.A..

On September 13, 2017, Consob communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and pursuant to Article 93 of the Consolidated Law on Finance, as well as the related party rules”.

The TIM Group Condensed Consolidated Financial Statements at September 30, 2017 have therefore been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to Direction and Coordination.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group condensed consolidated financial statements at September 30, 2017 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

The TIM Group condensed consolidated financial statements at September 30, 2017 have been prepared in compliance with IAS 34 (Interim Reports) and, as permitted by this standard, do not include all the information required in the annual consolidated financial statements; accordingly, these financial statements should be read together with the 2016 TIM Group consolidated financial statements.

For purposes of comparison, the consolidated statements of financial position at December 31, 2016, the separate consolidated income statements and the consolidated statements of comprehensive income for the third quarter of 2016 and the first nine months of 2016 have been presented, as well as the consolidated statements of cash flows and the consolidated statements of changes in equity for the first nine months of 2016.

The TIM Group condensed consolidated financial statements at September 30, 2017 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group condensed consolidated financial statements for the period ended September 30, 2017 was approved by resolution of the Board of Directors’ meeting held on November 10, 2017.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the TIM Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 1 Form, content and other general information	70

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the Consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Interim Management Report for more details.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Tim S.A., formerly Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 1 Form, content and other general information	71

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The condensed consolidated financial statements at September 30, 2017 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2016 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2016.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at September 30, 2017 are the same as those adopted in the annual consolidated financial statements at December 31, 2016, to which reference can be made, except for the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at September 30, 2017, income tax expense for the period of the individual consolidated companies is calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, under “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

USE OF ESTIMATES

The preparation of the condensed consolidated financial statements at September 30, 2017 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 2 Accounting policies	72

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2016.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

New Standards and Interpretations endorsed by the EU

Amendments to IAS 12 (Income taxes) - Recognition of Deferred Tax Assets for Unrealized Losses

Amendments to IAS 7 (Cash flow statement - Disclosure initiative)

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these condensed consolidated financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB:

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenues from contracts with customers)	1/1/2018
Clarifications to IFRS 15 (Revenue from contracts with customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018
IFRS 16 (Leases)	1/1/2019
New Standards and Interpretations not yet endorsed by the EU
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
Improvements to the IFRS (2014-2016 cycle) – Amendments to IFRS 12 and IAS 28	1/1/2017 for IFRS 12 1/1/2018 for IAS 28
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018
IFRIC 23 – Uncertainty over income tax treatments	1/1/2019
Amendments to IFRS 9: Prepayment features with negative compensation	1/1/2019
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019
IFRS 17: Insurance contracts	1/1/2021

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed. With regard to the adoption of IFRS 15, IFRS 16 and IFRS 9, specific projects were initiated in 2016 at Group level whose activities continued during the first nine months of 2017. Accordingly, a reliable estimate of the quantitative effects resulting from the adoption of those standards will only be possible when each project has been completed. Further details of the specific projects are provided in the Note “Accounting policies” of the annual consolidated financial statements of the TIM Group at December 31, 2016. In addition, with regard to IFRS 9, one of the areas affected by the new standard is the adoption of the expected credit loss model for the impairment of financial assets and of trade receivables, in particular, instead of the incurred loss model envisaged by IAS 39.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 2 Accounting policies	73

NOTE 3

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at September 30, 2017 compared to December 31, 2016 are listed below.

Subsidiaries exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Exit:
TIERRA ARGENTEA S.A.	Liquidated	Other Operations	May 2017
Beigua S.r.l.	Merged into Persidera S.p.A.	Domestic	July 2017
TI Sparkle Ireland Telecommunications Limited	Merged into Telecom Italia Sparkle S.p.A.	Domestic	July 2017

In addition to that already noted above, the changes in the scope of consolidation at September 30, 2017 compared to September 30, 2016 are listed below.

Entry/merger of subsidiaries into the scope of consolidation

Company		Business Unit	Month
Entry:
NOVERCA S.r.l.	New acquisition	Domestic	October 2016
TIMVISION S.r.l.	New company	Domestic	December 2016
Merger:
TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A.	Merged into TIM S.p.A.	Domestic	December 2016

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	9/30/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	24	46	70

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	20	—	20

Total companies	45	46	91

	12/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	45	48	93

	9/30/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	27	48	75

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	46	48	94

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 3 Scope of consolidation	74

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes during the first nine months of 2017:

(millions of euros)	12/31/2016	Reclassifications	Increase	Decrease	Impairments	Exchange differences	9/30/2017
Domestic	28,489						28,489

Core Domestic	28,077						28,077

International Wholesale	412						412

Brazil	1,123					(92)	1,031

Other Operations	—						—

Total	29,612	—	—	—	—	(92)	29,520

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

At September 30, 2017, no external or internal events were identified for the Brazil Business Unit giving reason to believe a new impairment test was required.

For the Domestic Business Unit, there was a negative difference between Market Capitalization and Equity in a general situation showing highly dynamic regulatory and competitive conditions; in any case the performance for the first nine months of the year is positive and in line with the plan forecasts.

As a consequence the management has decided to confirm the goodwill allocated to the individual cash generating unit and to update the impairment tests at the time of the 2017 annual financial statements.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 4 Goodwill	75

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 172 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	9/30/2017
Industrial patents and intellectual property rights	2,458	439	(958)			(90)		332	2,181

Concessions, licenses, trademarks and similar rights	2,854	20	(295)			(54)		37	2,562

Other intangible assets	109	116	(96)			(3)		1	127

Work in progress and advance payments	1,530	1,060		(30)		(93)	62	(276)	2,253

Total	6,951	1,635	(1,349)	(30)	—	(240)	62	94	7,123

Additions in the first nine months of 2017 also included 194 million euros of internally generated assets (218 million euros in the first nine months of 2016).

Industrial patents and intellectual property rights at September 30, 2017 essentially consisted of software applications purchased outright and user license rights of unlimited duration, relating to TIM S.p.A. (1,140 million euros) and the Brazil Business Unit (1,020 million euros).

Concessions, licenses, trademarks and similar rights at September 30, 2017 mainly consisted of:

(2)	the remaining cost of telephone licenses and similar rights (1,756 million euros for TIM S.p.A., 282 million euros for the Brazil Business Unit);

(3)	Indefeasible Rights of Use - IRU (305 million euros) mainly relating to companies of the Telecom Italia Sparkle group - International Wholesale (203 million euros) and the Parent (102 million euros);

(4)	TV frequencies of the company Persidera in the Core Domestic segment (113 million euros).

Other intangible assets at September 30, 2017 essentially consisted of capitalized subscriber acquisition costs (SACs) of 108 million euros (73 million euros for the Parent and 35 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period of time.

Work in progress and advance payments increased by 723 million euros. This item includes the advance payment by TIM S.p.A. of 630 million euros for the extension of the user rights for the 900 and 1800 MHz (GSM) band, which will take effect from July 1, 2018 to December 31, 2029.

You are reminded that this item includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais (equal to around 1 billion euros). In the first nine months of 2017, part of the user rights for the 700 Mhz frequencies (33 million euros) became operational and were consequently reclassified to the item “Concessions, licenses, trademarks and similar rights”.

Since the assets require a period of more than 12 months to be ready for use, the directly attributable borrowing costs of 62 million euros were again capitalized in the first nine months of 2017. This amount derives from the application of an annual interest rate for Real of 8.63%; capitalized borrowing costs have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 5 Intangible assets with a finite useful life	76

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 50 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	9/30/2017
Land	203	5				(1)	2	209

Buildings (civil and industrial)	509	4	(35)			(2)	4	480

Plant and equipment	11,709	1,522	(1,708)		(6)	(204)	392	11,705

Manufacturing and distribution equipment	38	7	(12)				2	35

Other	391	37	(120)		(2)	(11)	74	369

Construction in progress and advance payments	1,097	589				(22)	(565)	1,099

Total	13,947	2,164	(1,875)	—	(8)	(240)	(91)	13,897

Additions in the first nine months of 2017 included 267 million euros of internally generated assets (261 million euros in the first nine months of 2016).

Land comprises both built-up land and available land and is not subject to depreciation. The figure at September 30, 2017 mainly related to TIM S.p.A. (119 million euros) and TIM Real Estate S.r.l. (55 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at September 30, 2017 mainly related to TIM S.p.A. (225 million euros) and TIM Real Estate S.r.l. (208 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. The figure at September 30, 2017 was mainly attributable to TIM S.p.A. (8,870 million euros) and to companies of the Brazil Business Unit (2,153 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 6 Tangible assets (owned and under finance leases)	77

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 44 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Change in financial leasing contracts	Depreciation and amortization	Exchange differences	Other changes	9/30/2017
Land under lease	16						16

Buildings (civil and industrial)	1,835	34	2	(97)		15	1,789

Plant and equipment	365	40	10	(15)	(29)	14	385

Other	125		33	(22)	(1)	(4)	131

Construction in progress and advance payments	72	8				(32)	48

Total	2,413	82	45	(134)	(30)	(7)	2,369

The additions consisted of the acquisition of IRU transmission capacity, due to the full financial settlement at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The changes in financial leasing contracts mainly related to TIM S.p.A. (35 million euros) and only for a residual amount to the Brazil Business Unit.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A..

The item Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease. The additions consisted of the acquisition of IRU transmission capacity by the Parent.

The item Other mainly comprises the finance leases on autovehicles.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 6 Tangible assets (owned and under finance leases)	78

NOTE 7

EQUITY

Equity consisted of:

(millions of euros)	9/30/2017	12/31/2016
Equity attributable to owners of the Parent	21,781	21,207

Non-controlling interests	2,278	2,346

Total	24,059	23,553

The breakdown of Equity attributable to Owners of the Parent is provided below:

(millions of euros)		9/30/2017		12/31/2016
Share capital		11,587		11,587

Additional paid-in capital		2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		8,100		7,526

Reserve for available-for-sale financial assets	41		39

Reserve for cash flow hedges	(506)		(551)

Reserve for exchange differences on translating foreign operations	(730)		(366)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(88)		(113)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	9,383		8,517

Total		21,781		21,207

On the basis of the resolution passed by the Shareholders’ Meeting held on May 4, 2017, the profit for the year 2016 reported in the financial statements of the Parent TIM S.p.A. has been allocated as follows.

•	166 million euros, for the distribution of a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law;

•	95 million euros to the legal reserve;

•	1,636 million euros to retained earnings.

Movements in Share Capital during the first nine months of 2017, amounting to 11,587 million euros, and already net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2016 and September 30, 2017

(number of shares)			at 12/31/2016	Share issues	at 9/30/2017	% of share capital
Ordinary shares issued	(a	)	15,203,122,583	—	15,203,122,583	71.61%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	15,039,368,195	—	15,039,368,195

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	28.39%

Total TIM S.p.A. shares issued	(a+d	)	21,230,914,282	—	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding	(c+d	)	21,067,159,894	—	21,067,159,894

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 7 Equity	79

Reconciliation between the value of shares outstanding at December 31, 2016 and September 30, 2017

(millions of euros)			Share capital at 12/31/2016	Change in share capital	Share capital at 9/30/2017
Ordinary shares issued	(a	)	8,362	—	8,362

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	8,272	—	8,272

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total TIM S.p.A. share capital issued	(a+d	)	11,677	—	11,677

Total TIM S.p.A. share capital outstanding	(c+d	)	11,587	—	11,587

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at September 30, 2017; and the options and rights granted under equity compensation plans, still exercisable at that date:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan
	133,042	73	80	1.15
	343,069	189	158	1.01
	893,617	492	393	0.99
	13,555,651	7,455	5,287	0.94

Total additional capital increases not yet approved (ordinary shares)	14,925,379	8,209	5,918

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,209

(*)	The number of shares potentially issuable shown may be subject to adjustments.

Further details are provided in the Note “Financial liabilities (non-current and current)”.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 7 Equity	80

NOTE 8

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			9/30/2017	12/31/2016
Financial payables (medium/long-term):
Bonds			17,563	18,537

Convertible bonds			1,854	1,832

Amounts due to banks			4,771	5,461

Other financial payables			167	306

			24,355	26,136

Finance lease liabilities (medium/long-term)			2,344	2,444

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,885	1,876

Non-hedging derivatives			8	13

Other liabilities			—	—

			1,893	1,889

Total non-current financial liabilities	(a	)	28,592	30,469

Financial payables (short-term):
Bonds			2,524	2,589

Convertible bonds			1	6

Amounts due to banks			1,300	1,072

Other financial payables			204	117

			4,029	3,784

Finance lease liabilities (short-term)			195	192

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			78	69

Non-hedging derivatives			5	11

Other liabilities			—	—

			83	80

Total current financial liabilities	(b	)	4,307	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total Financial liabilities (Gross financial debt)	(a+b+c	)	32,899	34,525

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	81

Gross financial debt according to the original currency of the transaction is as follows:

	9/30/2017		12/31/2016
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,283	6,169	7,504	7,119

GBP	2,040	2,314	2,017	2,356

BRL	7,209	1,927	7,128	2,075

JPY	20,078	151	20,032	162

EURO		22,338		22,813

Total		32,899		34,525

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	9/30/2017	12/31/2016
Up to 2.5%	4,806	5,041

From 2.5% to 5%	9,556	9,368

From 5% to 7.5%	11,377	12,629

From 7.5% to 10%	3,713	3,918

Over 10%	647	673

Accruals/deferrals, MTM and derivatives	2,800	2,896

Total	32,899	34,525

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	9/30/2017	12/31/2016
Up to 2.5%	11,649	9,410

From 2.5% to 5%	6,698	7,775

From 5% to 7.5%	8,290	10,586

From 7.5% to 10%	2,006	1,430

Over 10%	1,456	2,428

Accruals/deferrals, MTM and derivatives	2,800	2,896

Total	32,899	34,525

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 9/30 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total

Convertible bonds	2,016	3,022	1,267	564	3,087	11,519	21,475

Loans and other financial liabilities	792	2,252	861	675	339	690	5,609

Finance lease liabilities	140	112	112	114	85	1,910	2,473

Total	2,948	5,386	2,240	1,353	3,511	14,119	29,557

Current financial liabilities	671	—	—	—	—	—	671

Total	3,619	5,386	2,240	1,353	3,511	14,119	30,228

The main components of financial liabilities are commented below.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	82

Bonds are broken down as follows:

(millions of euros)	9/30/2017	12/31/2016
Non-current portion	17,563	18,537

Current portion	2,524	2,589

Total carrying amount	20,087	21,126

Fair value adjustment and measurements at amortized cost	(612)	(709)

Total nominal repayment amount	19,475	20,417

The convertible bonds consist of the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares, maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	9/30/2017	12/31/2016
Non-current portion	1,854	1,832

Current portion	1	6

Total carrying amount	1,855	1,838

Fair value adjustment and measurements at amortized cost	145	162

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of the bonds and convertible bonds totaled 21,475 million euros and was down 942 million euros compared to December 31, 2016 (22,417 million euros), as a result of the new issues and redemptions in the first nine months of 2017.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	83

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 9/30/17 (%)	Market value at 9/30/17 (millions of euros)
Bonds issued by TIM S.p.A.
GBP	750	851	7.375%	5/26/09	12/15/17	99.608	101.348	862

Euro	592.9	593	4.750%	5/25/11	5/25/18	99.889	103.104	611

Euro	581.9	582	6.125%	6/15/12	12/14/18	99.737	107.301	624

Euro	832.4	832	5.375%	1/29/04	1/29/19	99.070	107.091	891

GBP	850	964	6.375%	6/24/04	6/24/19	98.850	108.479	1,046

Euro	719.5	719	4.000%	12/21/12	1/21/20	99.184	108.668	782

Euro	547.5	547	4.875%	9/25/13	9/25/20	98.966	113.464	621

Euro	563.6	564	4.500%	1/23/14	1/25/21	99.447	113.577	640

Euro	(b) 202.9	203	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	203

Euro	883.9	884	5.250%	2/10/10	2/10/22	99.295	119.115	1,053

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	100.325	2,007

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	110.715	1,107

GBP	375	425	5.875%	5/19/06	5/19/23	99.622	116.868	497

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	106.806	1,068

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	112.521	844

USD	1,500	1,271	5.303%	5/30/14	5/30/24	100	108.518	1,379

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	107.743	1,077

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	112.488	1,125

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	116.781	782

Subtotal		15,855						17,219

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	151.895	1,542

Subtotal		1,015						1,542

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d) 676.6	573	6.999%	6/4/08	6/4/18	100	103.348	592

USD	(d) 759.7	644	7.175%	6/18/09	6/18/19	100	108.312	697

USD	1,000	847	6.375%	10/29/03	11/15/33	99.558	115.400	977

USD	1,000	847	6.000%	10/6/04	9/30/34	99.081	110.805	939

USD	1,000	847	7.200%	7/18/06	7/18/36	99.440	124.005	1,050

USD	1,000	847	7.721%	6/4/08	6/4/38	100	128.470	1,088

Subtotal		4,605						5,343

Total		21,475						24,104

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

The following tables list the changes in bonds during the first nine months of 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

–	Net of buybacks by the Company of 455 million euros during 2015.
–	Net of buybacks by the Company of 372 million euros during 2015.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	84

Medium/long-term amounts due to banks of 4,771 million euros (5,461 million euros at December 31, 2016) decreased by 690 million euros (on July 3, 2017, the sum of 75 million euros was repaid early of the bilateral term loan with Mediobanca for an original amount of 150 million euros maturing in July 2020). Short-term amounts due to banks totaled 1,300 million euros (1,072 million euros at December 31, 2016) and included 815 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables, amounting to 167 million euros (306 million euros at December 31, 2016), decreased by 139 million euros (following the early repayment on April 10, 2017 of the bilateral term loan with Cassa Depositi e Prestiti of the amount of 100 million euros maturing April 2019) and included 146 million euros of the Telecom Italia Finance S.A. loan for 20,000 Japanese yen maturing in 2029. Short-term other financial payables amounted to 204 million euros (117 million euros at December 31, 2016) and included 15 million euros of the current portion of medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,344 million euros (2,444 million euros at December 31, 2016) and mainly related to property leases accounted for using the financial method established by IAS 17. Short-term finance lease liabilities amounted to 195 million euros (192 million euros at December 31, 2016).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,885 million euros (1,876 million euros at December 31, 2016). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 78 million euros (69 million euros at December 31, 2016).

Non-hedging derivatives classified as non-current financial liabilities totaled 8 million euros (13 million euros at December 31, 2016). Non-hedging derivatives classified as non-current financial liabilities totaled 5 million euros (11 million euros at December 31, 2016). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT SEPTEMBER 30, 2017

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(3). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at September 30, 2017, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

(3)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., the EIB loans and the bilateral credit line with Mediobanca, as further detailed below.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	85

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at September 30, 2017, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	86

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2017:

	9/30/2017		12/31/2016
(billions of euros)	Agreed	Agreed	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring February 2018 for 250 million euros, drawn down for the full amount.

TIM’S RATING AT SEPTEMBER 30, 2017

At September 30, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 8 Financial liabilities (non-current and current)	87

NOTE 9

NET FINANCIAL DEBT

The following table shows the net financial debt at September 30, 2017 and December 31, 2016, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			9/30/2017	12/31/2016
Non-current financial liabilities			28,592	30,469

Current financial liabilities			4,307	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—

Total Gross financial debt	(a	)	32,899	34,525

Non-current financial assets (°)
Non-current financial receivables for lease contract			(87)	(101)

Non-current hedging derivatives			(1,624)	(2,497)

	(b	)	(1,711)	(2,598)

Current financial assets
Securities other than investments			(1,043)	(1,519)

Financial receivables and other current financial assets			(463)	(389)

Cash and cash equivalents			(2,519)	(3,964)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	—

	(c	)	(4,025)	(5,872)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	27,163	26,055

Non-current financial assets (°)
Securities other than investments			—	(1)

Other financial receivables and other non-current financial assets			(205)	(99)

	(e	)	(205)	(100)

Net financial debt(*)	(f=d+e	)	26,958	25,955

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(730)	(836)

Adjusted net financial debt	(f+g	)	26,228	25,119

(°)	At September 30, 2017 and at December 31, 2016, the item “Non-current financial assets” (b+e) amounted to 1,916 million euros and 2,698 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 9 Net financial debt	88

NOTE 10

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

(2)	Level 1: quoted prices in active market;
(3)	Level 2: prices calculated using observable market inputs;
(4)	Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including the table relating to the hierarchy level for each class of financial asset/liability measured at fair value at September 30, 2017.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 10 Supplementary disclosures on financial instruments	89

Fair value hierarchy level for each class of financial asset/liability at 9/30/2017

						Hierarchy Levels
(millions of euros)			IAS 39 Categories	Note	Carrying amount in financial statements at 9/30/2017	Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			AfS		49	3	19
Securities, financial receivables and other non-current financial assets
of which securities			AfS
of which hedging derivatives			HD		1,624		1,624
of which non-hedging derivatives			FAHfT		8		8
	(a	)			1,681	3	1,651	—
Current assets
Securities
of which available-for-sale financial assets			AfS		932	932
of which held-for-trading financial assets			FAHfT		111	111
Financial receivables and other current financial assets
of which hedging derivatives			HD		348		348
of which non-hedging derivatives			FAHfT		16		16
	(b	)			1,407	1,043	364	—
Total	(a+b	)			3,088	1,046	2,015	—
LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	8)	1,885		1,885
of which non-hedging derivatives			FLHfT	8)	8		8
	(c	)			1,893		1,893	—
Current liabilities
of which hedging derivatives			HD	8)	78		78
of which non-hedging derivatives			FLHfT	8)	5		5
	(d	)			83		83	—
Total	(c+d	)			1,976		1,976	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 10 Supplementary disclosures on financial instruments	90

NOTE 11

CONTINGENT LIABILITIES, OTHER INFORMATION

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as of September 30, 2017, as well as those that came to an end during the period.

The TIM Group has posted liabilities totaling 579 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2016 Annual Report:

(5)	international tax and regulatory disputes;

(6)	irregularities concerning transactions for the leasing/rental of assets.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In September 2017 the Rome Appeal Court rejected the appeal lodged by the Prosecutor’s office, confirming the acquittal of the three former managers already ordered in the first instance by the Court of Rome. The Rome Public Prosecutor’s Office had challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted of the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”); only Telecom Italia Sparkle is still under investigation for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the judgement of the first instance, the Company obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – totalled 280 million euros. In this respect the Company had filed an appeal to the Provincial Tax Commission of Rome in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission of Lazio in October 2016, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December 2016, the Regional Tax Commission granted this suspension, fixing the date for a hearing on the merits in April 2017. On 5 April 2017 the appeal was discussed before the Regional Tax Commission of Lazio. On 26 April 2017 the second tier ruling was filed (2310/2017—sec. 11) which rejected the Company’s appeal. During the same month of April an application was filed for the scrapping of the case – opened by Equitalia following the unfavourable judgement of the Rome Provincial Tax Commission – concerning the application for payment of 2/3rds of the sanction imposed earlier by the Revenues Agency; this reduced the overall risk to 93 million euros and the dispute continued but limited to that amount.

Thereafter, following the introduction of regulations on the facilitated settlement of pending tax litigation, the company arranged to settle the entire case with the payment, made on 2 October 2017, of an amount of around 37 million euros, corresponding to 40% of the sanction still under dispute. As a result, the dispute was settled.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	91

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totalling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favour of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgement of the second instance issued by the Milan Appeal Court of Assizes, for which, as of today, the preliminary hearing is still to be scheduled.

— • —

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	92

It should be noted that for some of the disputes described below, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any, on the basis of the information available at the closing date of the present document, particularly in light of the complexity of the proceedings, the progress made, and the elements of uncertainty of a technical-trial nature. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to the information published in the 2016 Annual Report:

•	Italian Competition Authority Case I-761;

•	WIND (I-761);

•	VODAFONE (A428);

•	VODAFONE;

•	COLT TECHNOLOGY SERVICES;

•	KPNQ West Italia S.p.A.;

•	EUTELIA and VOICEPLUS;

•	Vodafone Dispute—Universal Service;

•	Olivetti – Asbestos exposure;

•	POSTE;

•	Elinet S.p.A. Bankruptcy;

•	Dispute relative to “Adjustments on license fees” for the years 1994-1998;

•	Brazil—Docas/JVCO Arbitration;

•	Brazil – CAM JVCO Arbitration.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	93

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognises, furthermore, that TIM’s behaviour subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognised the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). AGCM’s decision forces TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganisation plan by the end of May 2017. Both impositions were promptly fulfilled.

Vodafone lodged an appeal with the Lazio Regional Administrative Court against the final decision in the proceedings for non-compliance taken by AGCM. TIM filed an appearance, as it did in the further proceedings brought in the month of March 2017 by the operators CloudItalia, Kpnqwest and Digitel.

Competition Authority case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the Treaty on the Functioning of the European Union. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the ICA hypothesised that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators. After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. The proceedings, within which the Company will be upholding all its arguments to support the correctness of its work, must be concluded by 31 October 2018.

For further details on the various proceedings before the regulatory authorities refer to the content of the “Main changes in the regulatory framework” chapter of the Interim Report on Operations as of 30 September 2017 of the TIM Group.

VODAFONE (I-761)

With a writ of summons before the Milan Court, Vodafone has sued TIM and some network companies, bringing claims for compensation from the Company for around 193 million euros for damages arising from alleged anti-competitive conduct censured in the known ICA case I-761 (on corrective maintenance) referring to the period from 2011 to 2017.

Vodafone contests the alleged breach of the competition rules carried out by TIM, in the wholesale markets giving access to its fixed network (LLU lines; Bitstream; WLR), through the abuse of a dominant market position and an unlawful agreement with the maintenance companies to maintain the monopoly on the offer of corrective maintenance services on its network. In particular this restrictive agreement would have concerned the coordination, by the Company, of the financial conditions contained in the offers formulated by the aforementioned companies with respect to the OLOs, for the maintenance service, at artificially high prices with respect to the cost of the maintenance included in the regulated access subscription charge, in order to make it seem as if the unbundling of the service itself were not convenient. The Company filed an appearance, contesting all of the other party’s requests.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	94

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services—KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgement of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgement was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. The Company will file an appeal challenging the arguments presented by the other party and asking that the judgement in the first instance be fully confirmed.

SKY

TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. The proceedings are ongoing: the next hearing is scheduled for the month of May 2018.

Investigation by the Monza Public Prosecutor’s Office

Criminal charges have recently been brought before the Monza Court regarding a number of transactions for the leasing and/or sale of assets. At the end of the preliminary hearing, the judge ordered a former employee of the Company to be committed for trial on charges of aggravated fraud and tax crimes, and, at the same time, declared that the statute of limitations applied to other charges; at the start of the trial, the Court declared that all the remaining offences were statute-barred. As part of these proceedings TIM, which had filed a formal complaint against persons unknown in 2011, joined the proceedings as a civil party as the person injured and damaged by the offence.

Brazil—Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	95

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Court of Appeal of Paris.

Formal Notice of Assessments against TIM S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first relates to the presumed non-debiting of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second regards the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, as already occurred for the 2010 tax year, the Company has lodged an appeal with the Provincial Tax Commission against the verification notices relating to the 2007 and 2011 tax years too, in any event without excluding the possibility of coming to a judicial settlement with the Revenues Agency, with the object of closing the disputes in pre-litigation proceedings, for these and the other tax years.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2016 Annual Report:

•	Dispute concerning the license fees for 1998;

•	Vodafone (previously TELETU),

Mobile telephony—criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	96

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totalling several million euros), based on the assumption that TIM had in any event remedied the presumed organisational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds. The acquittal judgement is not final, as it was challenged in April 2017 by the Public Prosecutor who sought appeal before the Court of Cassation.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 11 Contingent liabilities, other information	97

NOTE 12

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Other Operations

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 12 Segment reporting	98

Separate Consolidated Income Statements by Operating Segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016
Third-party revenues	11,291	11,011	3,388	2,920	—	8	—	—	14,679	13,939

Intragroup revenues	21	25	1	2	—	2	(22)	(29)	—	—

Revenues by operating segment	11,312	11,036	3,389	2,922	—	10	(22)	(29)	14,679	13,939

Other income	284	148	32	16	—	—	—	1	316	165

Total operating revenues and other income	11,596	11,184	3,421	2,938	—	10	(22)	(28)	14,995	14,104

Acquisition of goods and services	(4,518)	(4,210)	(1,675)	(1,511)	(3)	(8)	15	19	(6,181)	(5,710)

Employee benefits expenses	(1,937)	(2,046)	(261)	(248)	(5)	(9)	—	—	(2,203)	(2,303)

of which: accruals to employee severance indemnities	(1)	(1)	—	—	—	—	—	—	(1)	(1)

Other operating expenses	(543)	(401)	(387)	(355)	(4)	(2)	1	1	(933)	(757)

of which: write-downs and expenses in connection with credit management and provision charges	(378)	(233)	(126)	(109)	—	—	—	—	(504)	(342)

Change in inventories	81	62	(7)	8	—	(6)	—	1	74	65

Internally generated assets	376	406	79	68	—	—	6	5	461	479

EBITDA	5,055	4,995	1,170	900	(12)	(15)	—	(2)	6,213	5,878

Depreciation and amortization	(2,517)	(2,408)	(841)	(708)	—	—	—	—	(3,358)	(3,116)

Gains/(losses) on disposals of non-current assets	(1)	(4)	11	18	—	—	(1)	—	9	14

Impairment reversals (losses) on non-current assets	(30)	(8)	—	—	—	—	—	—	(30)	(8)

EBIT	2,507	2,575	340	210	(12)	(15)	(1)	(2)	2,834	2,768

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(2)	—	—	—	—	—	—	(1)	(2)

Other income (expenses) from investments									(18)	6

Finance income									1,496	2,321

Finance expenses									(2,622)	(2,831)

Profit (loss) before tax from continuing operations									1,689	2,262

Income tax expense									(559)	(699)

Profit (loss) from continuing operations									1,130	1,563

Profit (loss) from Discontinued operations/Non-current assets held for sale									—	47

Profit (loss) for the period									1,130	1,610

Attributable to:
Owners of the Parent									1,033	1,495

Non-controlling interests									97	115

Revenues by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016
Revenues from equipment sales - third party	919	689	163	176	—	8	—	—	1,082	873

Revenues from equipment sales - intragroup	—	1	—	—	—	2	—	(3)	—	—

Total revenues from equipment sales	919	690	163	176	—	10	—	(3)	1,082	873

Revenues from services - third party	10,372	10,322	3,225	2,744	—	—	—	—	13,597	13,066

Revenues from services - intragroup	21	24	1	2	—	—	(22)	(26)	—	—

Total revenues from services	10,393	10,346	3,226	2,746	—	—	(22)	(26)	13,597	13,066

Revenues on construction contracts - third party	—	—	—	—	—	—	—	—	—	—

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	—	—	—	—	—	—	—	—	—	—

Total third-party revenues	11,291	11,011	3,388	2,920	—	8	—	—	14,679	13,939

Total intragroup revenues	21	25	1	2	—	2	(22)	(29)	—	—

Total revenues by operating segment	11,312	11,036	3,389	2,922	—	10	(22)	(29)	14,679	13,939

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 12 Segment reporting	99

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016
Purchase of intangible assets	1,304	725	331	400	—	—	—	—	1,635	1,125

Purchase of tangible assets	1,908	1,823	383	337	—	—	—	—	2,291	2,160

Total purchase of intangible and tangible assets	3,212	2,548	714	737	—	—	—	—	3,926	3,285

of which: capital expenditures	3,177	2,398	704	709	—	—	—	—	3,881	3,107

of which: change in financial leasing contracts	35	150	10	28		—	—	—	45	178

Headcount by Operating Segment

	Domestic		Brazil		Other Operations		Consolidated Total
(number)	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Headcount	50,488	51,280	9,393	9,849	80	100	59,961	61,229

Assets and liabilities by Operating Segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Non-current operating assets	48,260	47,428	7,062	7,711	4	5	1	1	55,327	55,145

Current operating assets	4,817	4,472	995	1,209	(3)	16	(4)	(1)	5,805	5,696

Total operating assets	53,077	51,900	8,057	8,920	1	21	(3)	—	61,132	60,841

Investments accounted for using the equity method	17	18	—	—	—	—	—	—	17	18

Discontinued operations/Non-current assets held for sale									—	—

Unallocated assets									6,747	9,587

Total Assets									67,896	70,446

Total operating liabilities	8,790	8,968	1,610	2,397	50	57	(18)	(16)	10,432	11,406

Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—

Unallocated liabilities									33,405	35,487

Equity									24,059	23,553

Total Equity and Liabilities									67,896	70,446

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			9 months to 9/30/2017	9 months to 9/30/2016	9 months to 9/30/2017	9 months to 9/30/2016	9/30/ 2017	12/31/ 2016
Italy	(a	)	11,054	10,767	10,364	10,033	48,017	46,948

Outside Italy	(b	)	3,625	3,172	4,315	3,906	7,310	8,197

Total	(a+b	)	14,679	13,939	14,679	13,939	55,327	55,145

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 12 Segment reporting	100

NOTE 13

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were carried out in accordance with the internal procedure that contains the rules aimed at ensuring the transparency and fairness of related party transactions, in accordance with Consob Regulation 17221/2010.

With effect from May 3, 2017, the Board of Directors of TIM amended the Procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding the treatment of Vivendi as its Controlling Entity, from June 1, 2017. In addition, on September 13, 2017, Consob communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and Article 93 of the Consolidated Law on Finance, and pursuant to the related party regulations”. Although it expressed its intention to challenge the decision, the Board of Directors ensured full compliance with the rules resulting from this classification, also amending the aforementioned Procedure as a consequence (on September 28, 2017); the latest version is available for consultation on the website www.telecomitalia.com, “About Us” section – “Governance System”.

In the meantime, on July 27, 2017, the Board of Directors also acknowledged the start of direction and coordination by Vivendi. On August 4, 2017, in response to a request from Consob, the Company specified that this acknowledgment had taken place, following the statements made to the Board of Directors by the Executive Chairman, also in his capacity as Chief Executive Officer of the Vivendi group, in the light of two specific circumstances:

(5)	on the one hand, the strengthening of the Company’s management team with the arrival in TIM of a senior executive from the Vivendi group, aimed, among other things, at achieving greater coordination between the industrial and commercial activities of the various companies, as part of the current strategic plan; and

(6)	on the other hand, the JV between TIM and Canal+, as another equally indicative sign of the desire to establish a form of coordination between the two groups in the multimedia sector, again within the context of the current strategic plan.

On October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+.

This transaction constitutes a related party transaction, because Canal+ International S.A.S. is a subsidiary of Vivendi S.A., already classed by Consob as the de facto Controlling Entity of TIM: this is a minor transaction in accordance with the parameters established by the relevant Consob Regulation. As such, it was submitted to the Control and Risk Committee for its recommendation, which voted in favor by majority, with motivated vote against by two board members. The Committee voted unanimously in favor, however, with regard to considering future transactions of the joint venture as transactions of TIM, for the application of the company procedure for performing transactions with related parties.

Lastly, you are reminded that:

(7)

up to May 4, 2017, the shareholders of the company Telco (the Generali, Intesa Sanpaolo, Mediobanca, and Telefonica groups), were also considered related parties of TIM, based on the provision of TIM’s procedure for the management of transactions with related parties according to which it applies “also to the participants in significant shareholder agreements according to Article 122 of the Consolidated Law

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	101

on Finance, which govern the candidacy to the position of Director of the Company, where the majority of the Directors nominated have been drawn from the list submitted”. The members of the Board of Directors of TIM in office up to May 4, 2017 had in fact been drawn from the list originally submitted by the shareholder Telco. With the reappointment of the Board of Directors, this circumstance no longer applied and the scope of related parties through Directors was therefore amended;

(8)	the investment held in the Sofora – Telecom Argentina group, classified under Discontinued operations/Non-current assets held for sale starting from the consolidated financial statements at December 31, 2013, was sold on March 8, 2016.

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2017 and 2016 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,679		3	116			119	0.8

Other income	316		3	4			7	2.2

Acquisition of goods and services	6,181		15	136			151	2.4

Employee benefits expenses	2,203			1	62	33	96	4.4

Finance income	1,496			40			40	2.7

Finance expenses	2,622		9	92			101	3.9

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Revenues	13,939	3	268			271	(23)	248	1.8

Other income	165		2			2		2	1.2

Acquisition of goods and services	5,710	15	170			185	(14)	171	3.0

Employee benefits expenses	2,303		2	62	31	95		95	4.1

Finance income	2,321		81			81		81	3.5

Finance expenses	2,831		90			90		90	3.2

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	102

The effects on the individual line items of the consolidated statements of financial position at September 30, 2017 and at December 31, 2016 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 9/30/2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt

Non-current financial assets	(1,916)

Securities other than investments (current assets)	(1,043)			(15)		(15)	1.4

Financial receivables and other current financial assets	(463)			(44)		(44)	9.5

Cash and cash equivalents	(2,519)

Current financial assets	(4,025)			(59)		(59)	1.5

Non-current financial liabilities	28,592			220		220	0.8

Current financial liabilities	4,307			115		115	2.7

Total net financial debt	26,958			276		276	1.0

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,472		14			14	0.3

Trade and miscellaneous payables and other current liabilities	6,727		8	34	26	68	1.0

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	103

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7

Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2

Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7

Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7

Current financial assets	(5,872)		(753)		(753)		(753)	12.8

Non-current financial liabilities	30,469		912		912		912	3.0

Current financial liabilities	4,056		133		133		133	3.3

Total net financial debt	25,955	(12)	(228)		(240)		(240)	(0.9)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5

Miscellaneous payables and other non-current liabilities	1,607		2		2		2	0.1

Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	104

The effects on the significant line items of the consolidated statements of cash flows for the first nine months of 2017 and 2016 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,926		123			123	3.1

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,285	99			99		99	3.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2016 was increased by 3 million euros in the first nine months of 2017 and subsequently converted into an equity interest amounting to 6 million euros. The remaining amount, of 9 million euros, was fully written down.

At September 30, 2017, TIM S.p.A. had issued guarantees in favor of Alfiere S.p.A. for 1 million euros.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	105

REMUNERATION TO KEY MANAGERS

In the first nine months of 2017, the total remuneration recorded on an accrual basis by TIM or by subsidiaries of the Group in respect of Key Managers amounted to 32.9 million euros (30.8 million euros in the first nine months of 2016), detailed as follows:

(millions of euros)	9 months to 9/30/ 2017	9 months to 9/30/ 2016
Short-term remuneration	7.6	10.1

Long-term remuneration	—	1.3

Employment termination benefit incentives	25.0	12.0

Share-based payments (*)	0.3	7.4

	32.9	30.8

(*)	These refer to the fair value of the rights, accrued to September 30, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, Special Award, and Stock Option Plans of the South American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The employment termination benefit incentives for the first nine months of 2017 related to the amount awarded as a settlement to Flavio Cattaneo and did not include the reversal, totaling 10.3 million euros, of the accruals made in 2016 for the Special Award.

The share-based payments for the first nine months of 2016, did not include the effects of the reversal of the accruals related to the costs for the 2014/2016 Stock Option Plan of -3.0 million euros.

In the first nine months of 2017, the contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 73,000 euros (72,000 euros for the first nine months of 2016).

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	106

In the first nine months of 2017, “Key Managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, are the following:

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Executive Chairman of TIM S.p.A.
	(3)	Deputy Executive Chairman of TIM S.p.A.
Flavio Cattaneo	(4)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(5)	General Manager of TIM S.p.A.
Amos Genish	(3)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(3)	General Manager of TIM S.p.A.
Managers:
Stefano De Angelis		Diretor Presidente Tim Participações S.A.
Stefano Azzi		Head of Consumer & Small Enterprise
Stefano Ciurli		Head of Wholesale
Giovanni Ferigo		Head of Technology
Lorenzo Forina		Head of Business & Top Clients
Francesco Micheli	(6)	Head of Human Resources & Organizational Development
Cristoforo Morandini		Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(7)	Head of Corporate Legal Affairs
Piergiorgio Peluso		Head of Administration, Finance and Control
	(8)	Head of Business Support Office

(1)	from June 1, 2017;
(2)	to May 31, 2017;
(3)	from September 28, 2017;
(4)	to July 27, 2017;
(5)	to July 31, 2017;
(6)	responsibility for the Human Resources & Organizational Development function has been assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli;
(7)	from January 10, 2017;
(8)	the responsibility for the Business Support Office function has been assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	107

DIRECTION AND COORDINATION ACTIVITY

Below is a summary of the key figures taken from the latest approved financial statements of the Company exercising Direction and Coordination.

VIVENDI S.A. - 42 Avenue de Friedland - PARIS		12/31/2016
(millions of euros)
STATEMENTS OF FINANCIAL POSITION
Non-current assets		20,196.0

Current assets		6,878.4

Deferred charges		9.5

TOTAL ASSETS		27,083.9

EQUITY		18,854.8

Share capital	7,079.0

Reserves	9,804.9

Retained earnings (Accumulated losses), including profit (loss) for the year	1,970.9

Provisions		809.3

Liabilities		7,392.5

Unrealized foreign exchange gains		27.3

TOTAL EQUITY AND LIABILITIES		27,083.9

STATEMENT OF EARNINGS

Revenues		46.0

Loss from operations		(110.4)

Net financial income		862.1

Earnings from ordinary operations before tax		751.7

Net exceptional items		802.1

Income tax (charge)/credit		55.7

Earnings for the year		1,609.5

For more details see the financial information available on the website of the Controlling Entity www.vivendi.com, Investor Analyst channel.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 13 Related party transactions and direction and coordination activity	108

NOTE 14

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2017

BOND ISSUE

On October 12, 2017, TIM S.p.A. issued a bond of 1.25 billion euros, maturing October 12, 2027, with a coupon of 2.375%, issue price of 99.185%, and redemption price of 100.000%.

The effective yield at maturity is 2.468%, corresponding to a yield of 157 basis points above the reference rate (mid swap).

The issue is part of the process of optimizing and refinancing the maturing debt.

The bonds were issued under the EMTN program of 20 billion euros and are listed on the Luxembourg stock exchange.

“GOLDEN POWER” MEASURE

On October 16, 2017, the Parent received notification of the measure through which the Presidency of the Council of Ministers exercised the special powers laid down in article 1 of the Golden Power Decree (special powers in security and national defense sectors) by imposing specific requirements and conditions.

TIM S.p.A. acknowledged that the measures involve governance and organization, a part of which have already been implemented by the company. In particular, the Presidency of the Council of Ministers ordered that TIM, Sparkle and Telsy give the mandate for the functions relating to company activities deemed significant for national security to a member of the Board of Directors of each of the aforementioned companies who is an Italian citizen, has security clearance, and is approved by the Government for the role. The mandate must include responsibility for a special organizational unit (Security Organization) in charge of the relevant activities.

The aforementioned organizational unit, which must be involved in the governance processes and in particular in all decision-making processes pertaining to strategic activities and the network, must be entrusted to a security officer chosen from a shortlist of three names proposed by the Department of Information Security of the Presidency of the Council of Ministers.

Each of the companies mentioned above must provide prior information on every and all decisions that may reduce or transfer technological, operating, and industrial capacity in the strategic activities.

The Company is examining the measure and has a 90-day term to comply with the various requirements. Thereafter, on a half-yearly basis, it will be required to send a report detailing the measures it has adopted to comply with the various requirements.

On November 2, 2017, the Company received notification of the measure through which the Presidency of the Council of Ministers had exercised the special powers laid down in Article 2 of the Golden Power Decree (special powers in energy, transport and communications sectors) by imposing specific requirements and conditions.

The Company has acknowledged that these are measures relating to the development, investment and maintenance programs for its networks and systems in order to preserve their functional operation and integrity, as well as the obligation to notify any company action that may have an impact on their security, availability and functioning. The Company will report annually on compliance with the requirements.

TIM Group Condensed Consolidated Financial Statements at September 30, 2017	Note 14 Events Subsequent to September 30, 2017	109

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, Article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Management Report at September 30, 2017 of the TIM Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company’s Financial Reports

Piergiorgio Peluso

Interim Management Report at September 30, 2017	Alternative Performance Measures	110

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2017

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager

112